4/28.


03050477

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MIRGOR

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
MAY 20 2003
THOMSON
FINANCIAL

FILE NO. 82- 3941 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 5/8/03

United States Securities and
Exchange Commission (U.S. "SEC")
File No.: 82-3941

03 APR 2 7:21

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

AR/S
12-31-02

MIRGOR SA C/I/F/I/A

SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA,

INMOBILIARIA Y AGROPECUARIA

EINSTEIN 1111 - RIO GRANDE

TIERRA DEL FUEGO

FINANCIAL STATEMENTS FOR THE FISCAL YEAR BEGINNING

JANUARY 1, 2002 AND ENDED DECEMBER 31, 2002,

AUDITORS' REPORT

United States Securities and
Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

BOARD OF DIRECTORS

MIRGOR S.A.C.I.F.I.A.

CHAIRPERSON

Lic. Roberto Gustavo Vázquez

VICE-CHAIRPERSON

Mr. José Luis Caputo

DIRECTORS

Mr. Pablo Plesko
Mr. André Gold
Mr. Alejandro Carrera

ALTERNATE DIRECTORS

Dr. Diego García Villanueva
Mr. Bernard Clapaud
Mr. Jean Francois Vingre
Mr. Eduardo García Terán
Mr. Jorge Antonio Caputo

ERNST & YOUNG

Henry Martin, Lisdero y Asociados
Maipú 942 P.B. - C1006ACN
Buenos Aires, Argentina

Teléfono: (54-11) 4875-4875
Fax: (54-11) 4875-4990
www.ey.com

(Translation of the report originally issued in Spanish)

To the Chairman and Directors of
Mirgor Sociedad Anónima, Comercial, Industrial, Financiera,
Inmobiliaria y Agropecuaria

1. We have audited the accompanying balance sheets of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria as of December 31, 2002, and 2001, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. In addition, we have audited the accompanying consolidated balance sheets of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and its subsidiary as of December 31, 2002, and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audit in accordance with Argentine generally accepted auditing standards. Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the information disclosed in the financial statements. An audit also includes assessing the accounting standards used and significant estimates made by the Company's management, as well as evaluating overall financial statement presentation. We consider that our audits provide a reasonable basis for our opinion.

3. As further explained in note 11 to the financial statements mentioned in paragraph (1), at the end of 2001, a deep change was implemented in the economic model of Argentina as well as in Convertibility Law (currency board), which was in place since March 1991. The changes made, which were subsequently supplemented by new Federal Government regulations, gave rise to a deep economic crisis, the main consequences of which, detailed in such note, have been: (a) the devaluation of the Argentine peso and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) the default on public-debt payments; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction to make transfers abroad for financial loan principal and interest services without the authorization of the B.C.R.A. (Central Bank of Argentina); (e) the increase in domestic prices; (f) the restriction on the access to credit; and (g) the fall in domestic market demand. The current general context and regulations are subject to future changes due to the economic crisis evolution. As indicated in such note, the Company carries tax credits and receivables from the Government, the recoverability of which is affected by the abovementioned economic crisis. In addition, the Company is currently negotiating and documenting the agreement signed with financial institutions. This process has not concluded as of the issuance date of this report. The valuation and/or disclosure could eventually differ from those indicated in the financial statements mentioned in paragraph (1).



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4. As indicated in note 1 to the financial statements mentioned in paragraph (1), as of December 31, 2002, Interclima Sociedad Anónima -the Company's subsidiary- has not accrued income tax since it understands that the tax adjustment for inflation provided for in Income Tax Law should be applied taking into account Argentine current macroeconomic conditions. Should this adjustment not be made, Interclima Sociedad Anónima should accrue income tax for the year ended December 31, 2002, amounting to about ARS 720,000.

5. In our opinion, based on the analysis made, except for the comments in paragraph (4) regarding the year ended December 31, 2002, and subject to the effects that could eventually derive from the comments in paragraph (3), the financial statements mentioned in paragraph (1) present fairly, in all material respects, the financial position of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and the consolidated financial position of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria with its subsidiary as of December 31, 2002, and 2001, and the related results of operations and statement of cash flows for the years then ended, in conformity with current Argentine professional accounting standards.

6. In compliance with current regulations, we further report that:

   a) The financial statements mentioned in paragraph (1) are disclosed in the inventory and financial statements book and have been prepared, in all their significant respects, in conformity with Argentine Business Associations Law and C.N.V. (Argentine Securities Commission) regulations.

   b) The financial statements of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria result from books kept, in their formal respects, pursuant to current regulations, except as indicated in note 10.

   c) The information contained in points (2) and (3) of the "Summary of events for the year ended December 31, 2002" and points (3), (4) and (5) of "Supplementary notes to the financial statements as of December 31, 2002, required by section 68 of the regulations issued by the B.C.B.A. (Buenos Aires Stock Exchange)", submitted by the Company to comply with C.N.V. and B.C.B.A. regulations, derives from the accompanying financial statements as of December 31, 2002, and 2001, and those as of December 31, 2000, 1999, and 1998 (after the restatement by inflation), not included herein, on which we based our reports dated March 9, 2001, March 9, 2000, and March 10, 1999, respectively, to which we refer and should be read with this report as a whole.





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d) As of December 31, 2002, liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Company's books, total ARS 158,307.13, none of which was due and payable as of that date.

Buenos Aires,
March 10, 2003

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.A.B.A. - R.A.P.U. Vol. I Fo. 7



Adolfo Lázara (Partner)
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. LXIX Fo. 174

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA

REGISTERED OFFICE: Einstein 1111 – Río Grande – Tierra del Fuego, Argentina

Main business: Manufacture of air conditioning equipment for vehicles.

Registration date with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the last amendment to of the articles of incorporation: August 22, 1997.

Date of termination of the articles of incorporation: May 31, 2070

FISCAL YEAR No. 32 BEGINNING JANUARY 1, 2002,

REPORTING SUMMARY

For the year ended December 31, 2002
(Figures stated in pesos – see Note 1)

1. *OVERVIEW OF THE COMPANY'S ACTIVITIES DURING THE FISCAL YEAR*

The year beginning on January 1 and ended December 31, 2002, disclosed ordinary losses amounting to 12,748,244. The ordinary loss is affected by 14,608,179 financial expenses that are due to the devaluation and adjustment for inflation applied to financial statements.

FY 2002 was characterized by a deep political, economic and institutional instability affecting all areas. Although the most affected period was the beginning of the year, the community was deeply influenced, while old fears, such as hyperinflation and devaluation, arose again.

The significant economic impact increased the population poverty level although, on the other hand, the monetary control established avoided hyperinflation and the economic measures implemented led different economy branches to replace imports. However, it was impossible to prevent economic activity from falling even further than in 2001.

Within this context, the domestic automotive market was strongly reduced due to the hyperinflationary and devaluation risk, and the domestic demand of 82,345 automobiles was similar to that of 40 years ago. On the other hand, the automotive companies that relied on exports reduced the negative impact of the Argentine economic situation on our Company's sales.

Within this economic context, the Company aimed its efforts at: with respect to customers, recovering prices based on materials replacement costs; with respect to external suppliers, facing the commitments undertaken in spite of the Argentine default based on our customers' demand for their exports and the excellent payment performance in the history of MIRGOR; with respect to banks, restructuring liabilities at convenient terms and costs to recover the working capital allowing for the Company's continuity, while some of the agreements have been documented as of the date of this report.

Notwithstanding this situation, the Company incorporated new product lines and it is currently working to incorporate new models.

2. *EQUITY STRUCTURE* (figures related to the consolidated statements, stated in constant pesos – see note 1)

	12/31/02	12/31/01	12/31/00	12/31/99	12/31/98
Current assets	67,507,694	60,500,885	92,859,700	109,321,824	121,585,871
Noncurrent assets	39,096,248	56,372,951	49,210,677	51,359,809	51,532,858
Total assets	106,603,942	116,873,836	142,070,377	160,681,633	173,118,729
Current liabilities	29,722,455	43,955,256	56,998,166	65,571,200	60,215,827
Noncurrent liabilities	16,712,900	-	-	-	12,564,613
Total noncurrent liabilities	46,435,355	43,955,256	56,998,166	65,571,200	72,780,440
Minority interest	3,724	5,473	5,567	5,776	524
Shareholders' equity	60,164,863	72,913,107	85,066,644	95,104,657	100,337,765
Total liabilities and Shareholders' equity	106,603,942	116,873,836	142,070,377	160,681,633	173,118,729

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3. **INCOME STRUCTURE** (figures related to the consolidated statements and stated in constant pesos – see note 1)

	12/31/02	12/31/01	12/31/00	12/31/99	12/31/98
Ordinary operating income (loss)	1,668,560	(3,152,560)	3,200,764	4,380,617	29,883,576
Financial expense	(14,064,468)	(6,617,450)	(5,024,912)	(5,125,223)	(3,129,183)
Other (expenses) / revenues	(354,084)	(928,898)	77,901	628,541	(1,260,483)
Minority interest gain (loss)	1,748	96	212	194	1,257
Ordinary income (loss), net	(12,748,244)	(10,698,812)	(1,746,035)	(115,871)	25,495,167
Extraordinary item	-	(1,454,725)	-	2,520,111	-
Minority interest loss	-	-	-	-	-
Income (loss), net	(12,748,244)	(12,153,537)	(1,746,035)	2,404,240	25,495,167

4. **STATISTICAL DATA (1)**

Number of units	12/31/02		12/31/01		12/31/00		12/31/99		12/31/98	
	Quarter	Accum	Quarter	Accum	Quarter	Accum.	Quarter	Accum.	Quarter	Accum
Production (2)	40,173	134,923	26,995	178,250	63,164	232,861	39,540	226,689	52,589	305,129
Sales (3)	41,063	137,478	23,990	123,219	62,452	186,682	42,551	152,545	32,452	163,469
- Local	20,333	67,590	17,172	73,093						
Equipments with air	12,346	35,839	11,442	47,004						
Equipments without air	4,857	19,056	5,730	26,089						
Dashboard	3,130	12,695	-	-						
- Exports	20,730	69,888	6,818	50,126						

(1) As from this period, ICSA discloses the units sold as statistical information.
(2) It includes the one related to Interclima S.A.
(3) The units sold among companies are not included.

5. **RATIOS**

	12/31/02	12/31/01	12/31/00	12/31/99	12/31/98
Current ratio	2.27	1.38	1.63	1.67	2.02
Debt-to-equity ratio	0.77	0.60	0.67	0.69	0.73
Gross profit margin	(0.2119)	(0.1429)	(0.0210)	0.0300	0.3400

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6. EVOLUTION OF MARKET PRICE OF SHARES

January 2002	January 2001	February 2002	February 2001	March 2002	March 2001
4.10	4.30	4.10	4.20	4.10	4.20

April 2002	April 2001	May 2002	May 2001	June 2002	June 2001
4.50	4.00	4.60	3.95	4.30	4.10

July 2002	July 2001	August 2002	August 2001	September 2002	September 2001
5.40	4.10	5.20	4.10	6.00	4.10

October 2002	October 2001	November 2002	November 2001	December 2002	December 2001
7.30	4.10	10.00	4.10	10.20	4.10

7. PERSPECTIVES

After evaluating industrial activity indicators, we found that emphasis is placed on those related to activities that replaced imports. Consequently, we must be prudent as regards the prospects for this year.

Although the local market recoverability is difficult, we are optimistic about ventures abroad by entering into agreements with Chile, Mexico and Brazil, which would allow for keeping and even slightly increasing production in plants.

Mirgor is in good conditions to improve its activity level through the products that it supplies for automobiles to be exported and those subject to advanced negotiations with respect to local market recoverability.

Río Grande, March 10, 2003.

MIRGOR S.A.C.I.F.I.A.

Lic. Roberto G. Vázquez
Chairman

United States Securities and
Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA

FINANCIAL STATEMENTS OF FISCAL YEAR No. 32 RELATED TO THE YEAR BEGINNING JANUARY 1, 2002, AND ENDED DECEMBER 31, 2002, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR

REGISTERED OFFICE*:* Einstein 1111 – Río Grande – Tierra del Fuego, Argentina

Main business: Manufacture of air conditioning equipment for vehicles.

Registration date with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the first amendment to the articles of incorporation: July 1, 1994.
- Of the last amendment to the articles of incorporation: August 22, 1997.

Registration number with the IGJ (regulatory agency of business associations): 40,071

Expiry of the articles of incorporation: April 13, 2070.

Parent company: disclosed in note 7 to the stand-alone financial statements.

Capital structure: see note 3 to the stand-alone financial statements.

	PESOS
20,000,000 shares of common stock, face value, ARS 0.10 per share Subscribed, paid-in, issued, and registered with the Public Registry of Commerce	2,000,000

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2002, AND 2001
Figures stated in pesos – See note 1

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash	8,884,143	2,381,576
Investments	5,027,715	2,582,048
Trade receivables	8,815,691	15,839,041
Taxes receivable	1,129,582	941,722
Other receivables	2,879,258	1,200,179
Inventories	40,771,305	37,556,320
TOTAL CURRENT ASSETS	67,507,694	60,500,886
NONCURRENT ASSETS		
Other receivables	5,159,394	4,071,880
Taxes receivable	6,258,117	13,155,962
Investments	31,906	74,307
Intangible assets – Note 1(e)b	363,476	768,424
Property, plant and equipment – Note 1(e)a	27,283,355	38,302,377
TOTAL NONCURRENT ASSETS	39,096,248	56,372,950
TOTAL ASSETS	106,603,942	116,873,836

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2002, AND 2001
Figures stated in pesos – See note 1

	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Trade payables	11,276,174	11,642,360
Financial payables	9,388,407	29,258,483
Employee benefits and taxes payable	1,098,746	1,575,181
Customer prepayments	6,743,000	-
Other payables	160,029	1,479,232
Allowances	1,056,099	-
TOTAL CURRENT LIABILITIES	29,722,455	43,955,256
NONCURRENT LIABILITIES		
Financial payables	16,712,900	-
	16,712,900	-
TOTAL LIABILITIES	46,435,355	43,955,256
Minority interest	3,724	5,473
SHAREHOLDERS' EQUITY	60,164,863	72,913,107
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	106,603,942	116,873,836

The notes to the consolidated and stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are integral part of and should be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR

Figures stated in pesos – See note 1

	2002	2001
Net sales (including VAT benefits amounting to 15,096,560 and 14,803,377)	120,772,630	99,218,211
Cost of goods sold	(108,242,736)	(87,318,490)
GROSS REVENUES	12,529,894	11,899,721
Administrative expenses - Exhibit H	(8,508,268)	(11,889,372)
Selling expenses - Exhibit H	(2,310,669)	(3,120,516)
Other expenses / revenues	(354,084)	(928,898)
Financial expense and holding losses		
From assets	(5,627,012)	(2,503,110)
From liabilities	(8,437,456)	(4,114,340)
Loss from long-term investments	(42,397)	(42,392)
SUBTOTAL	(12,749,992)	(10,698,907)
Income (loss) from third-party interest	1,748	96
ORDINARY LOSS FOR THE YEAR, NET	(12,748,244)	(10,698,811)
EXTRAORDINARY LOSS	-	(1,454,725)
LOSS FOR THE YEAR, NET	(12,748,244)	(12,153,536)

The notes to the consolidated and stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are integral part of and should be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Additional information

CONSOLIDATED STATEMENT OF CASH FLOWS RELATED TO THE YEAR ENDED DECEMBER 31, 2002, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR
Figures stated in pesos – See note 1

	2002	2001
CASH PROVIDED BY (USED IN) OPERATIONS		
Ordinary loss for the year, net	(12,748,244)	(10,698,811)
Adjustments to reconcile net loss for the year with cash provided by (used in) operations		
Amortization/depreciation	5,602,433	5,869,383
Gain (Loss) from PP&E sale	409,531	(26,008)
Minority interest	(1,749)	(96)
Allowance for impairment in value of inventories	3,846,641	151,597
Gain from short-term investments	694	-
Gain from long-term investments	42,397	42,392
Contingency provision	1,056,099	-
Impairment in value of PP&E paid in advance from exposure to inflation	692,681	-
Changes in assets and liabilities:		
Trade receivables	7,023,350	7,267,689
Inventories	(7,061,630)	3,528,051
Trade payables	(366,186)	(41,014,984)
Financial payables	(1,694,512)	-
Employee benefits and taxes (net of credits) payable	6,233,550	(1,467,892)
Customer prepayments	6,743,000	-
Other	(4,085,786)	1,607,067
CASH PROVIDED BY (USED IN) OPERATIONS	5,692,269	(34,741,612)
Extraordinary loss for the year		
Adjustments to reconcile loss for the year with cash provided by (used in) operations		
Extraordinary loss	-	(1,454,725)
Cash provided by (used in) extraordinary operating activities	-	(1,454,725)

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MIRGOR S.A.C.I.F.I.A.

Additional information

CONSOLIDATED STATEMENT OF CASH FLOWS RELATED TO THE YEAR ENDED DECEMBER 31, 2002, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR

Figures stated in pesos – See note 1

	2002	2001
CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES		
PP&E acquisition	(393,267)	(1,983,175)
Revenues from PP&E sales	5,112,591	51,576
Development investment	-	(246,536)
CASH PROVIDED BY (USED) IN INVESTMENT ACTIVITIES	4,719,324	(2,178,135)
Income for short term loan	-	29,258,483
Payment of debt	(1,462,664)	-
FUNDS (USED IN) PROVIDED BY FINANCING ACTIVITIES	(1,462,664)	29,258,483
Changes in cash, net	8,948,929	(9,115,989)
Cash at beginning of year	4,962,342	14,078,331
Cash at end of year	13,911,271	4,962,342

The notes to the consolidated and stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are integral part of and should be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002, AND 2001

Figures stated in pesos – See note 1

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a) Applicable accounting standards

The financial statements as of December 31, 2002, and 2001, have been prepared following CNV (Argentine Securities Commission) General Resolution No. 368 guidelines, within effective professional accounting standards with the restrictions and additions provided for in Exhibit I to Book No. 7 "Informative System" of such resolution.

b) Valuation and disclosure method summary

The valuation and disclosure methods used in the consolidated financial statements are similar to those disclosed in note 1 to the stand-alone financial statements, except for the valuation of interests in subsidiaries, which in the current statements have been incorporated line by line following the method of FACPCE Technical Resolution No. 4 with the applicable deletions.

c) Consolidation bases

Following the procedure established in FACPCE Technical Resolution No. 4, MIRGOR S.A.C.I.F.I.A. has consolidated its financial statements as of December 31, 2002, and 2001, line by line with those of its subsidiary, Interclima Sociedad Anónima, where it holds majority voting rights.

Corporate control is as follows:

Subsidiary	Interest in the common stock and voting rights as of 31/12/02	Period-end
Interclima Sociedad Anónima	99.9667%	31/12/02

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002, AND 2001 - Continued

Figures stated in pesos – See note 1

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - Continued

d) Financial statements used in consolidation

To prepare the consolidated financial statements as of December 31, 2002, and December 31, 2001, Interclima Sociedad Anónima's financial statements were used, which were audited by Henry Martín, Lisdero y Asociados as of such date. These auditors issued the related audit report containing except for qualifications and qualifications for unresolved uncertainty dated March 10, 2003.

e) Changes in significant assets

	12/31/02 $	12/31/01 $
a) PP&E		
Balance at beginning of year	37,619,697	41,931,754
Additions	383,267	1,983,175
Retirements (net of depreciation)	(5,522,122)	(275,139)
Depreciation	(5,197,487)	(5,337,413)
Balance at end of year	27,283,355	38,302,377

	$	$
b) Intangible assets		
Balance at beginning of year	768,422	1,053,858
Additions	-	246,536
Amortization	(404,946)	(531,970)
Balance at end of year	363,476	768,424

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MIRGOR S.A.C.I.F.I.A.

EXHIBIT C

SHARES, DEBENTURES, OTHER SECURITIES ISSUED IN SERIES, AND INTEREST IN THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2002, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR

Figures stated in pesos – See Note 1(a)

	2002												2001
							Information on the issuer						
								Latest financial statements issued					
Securities name and features	Face values	Amounts	Cost values	Value by the equity method	Highest investment value	Book values	Main business	Date	Capital	Return for period	Equity	Interest % on capital stock	Book value
Current investments:													
BAESA	1.0	246	707,055	-	-	587		-	-	-	-	-	1,281
Total current investments						587							1,281
Companies under Law No. 19,550, Section 33 (subsidiaries and affiliates)													
INTERCLIMA Sociedad Anónima	1	11,996	8,751,091	11,084,349	31,906	11,116,255	Auto-part manufacturing and interchanges for air conditioning and heating equipment	12/31/02	12,000	(5,250,542)	11,183,538	99.97%	16,393,081
Total noncurrent investments						11,116,255							16,393,081
Total investments						11,116,842							16,394,362

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MIRGOR S.A.C.I.F.I.A.

EXHIBIT H

INFORMATION REQUIRED BY LAW No. 19,550, SECTION 64, SUBSECTION B(I) FOR THE YEAR ENDED DECEMBER 31, 2002, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR

Figures stated in pesos – See Note 1(a)

	2002				2001
Accounts	**Production costs**	**Administrative expenses**	**Selling expenses**	**Total**	**Total**
Salaries and wages	4,841,337	2,284,077	488,188	7,613,602	14,996,343
Payroll taxes and employee benefits	882,659	756,859	120,509	1,760,027	2,815,519
Insurance	456,837	127,877	10,129	594,843	637,751
Fees and training expenses	176,746	444,122	32,725	653,593	1,236,574
Taxes, rates, and assessments	407,325	429,674	326,982	1,163,981	1,909,633
Other administrative expenses	-	2,117,082	-	2,117,082	3,164,564
PP&E depreciation	3,165,845	2,035,415	88,013	5,289,273	5,429,199
Intangible asset amortization	-	313,162	-	313,162	440,184
Other production expenses	1,458,642	-	-	1,458,642	2,761,906
Customs clearance and dispatch expenses	4,280,264	-	-	4,280,264	4,072,555
Shipping, handling and freight	9,422,562	-	464,333	9,886,895	9,011,270
Other selling expenses	-	-	779,790	779,790	782,649
Total 2002	25,092,217	8,508,268	2,310,669	35,911,154	
Total 2001	32,248,259	11,889,372	3,120,516		47,258,147

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BALANCE SHEET AS OF DECEMBER 31, 2002, AND 2001
Figures stated in pesos – See note 1(a)

	2002	**2001**
ASSETS		
CURRENT ASSETS		
Cash – Note 2	8,080,726	2,373,496
Investments – Note 2	5,027,715	2,582,048
Trade receivables - Note 2	8,125,400	15,389,555
Taxes receivable - Note 2	953,268	553,149
Other receivables - Note 2	2,579,467	1,162,426
Inventories - Note 2	38,732,199	35,427,418
TOTAL CURRENT ASSETS	63,498,775	57,488,092
NONCURRENT ASSETS		
Interests under Law No. 19,550, Section 33 (related companies) – Exhibit C	11,116,255	16,393,081
Taxes receivable - Note 2	2,822,156	7,317,618
Other receivables - Note 2	3,923,148	2,191,321
PP&E	24,743,024	35,257,345
Intangible assets	264,228	577,390
TOTAL NONCURRENT ASSETS	42,868,811	61,736,755
TOTAL ASSETS	106,367,586	119,224,847

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BALANCE SHEET AS OF DECEMBER 31, 2002, AND 2001 - Continued
Figures stated in pesos – See note 1(a)

	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Trade payables – Note 2	9,824,468	11,073,978
Employee benefits and taxes payable – Note 2	1,010,015	1,409,635
Financial payables – Note 2	9,388,407	29,258,483
Customer prepayments	6,743,000	-
Other payables – Note 2	1,467,834	3,661,332
Accruals	1,056,099	-
TOTAL CURRENT LIABILITIES	29,489,823	45,403,428
NONCURRENT LIABILITIES		
Financial payables – Note 2	16,712,900	-
Other payables – Note 2	-	908,312
TOTAL NONCURRENT LIABILITIES	16,712,900	908,312
TOTAL LIABILITIES	46,202,723	46,311,740
SHAREHOLDERS' EQUITY (as per related statement)	60,164,863	72,913,107
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	106,367,586	119,224,847

The accompanying notes 1 to 13 are an integral part of these financial statements.

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STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2002, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR

Figures stated in pesos – See note 1(a)

	2002	2001
Net sales (including VAT benefits amounting to 15,096,560 and 14,789,608) – Note 5(e)	109,235,460	92,684,514
Cost of goods sold	(99,635,922)	(82,186,842)
GROSS REVENUES	9,599,538	10,497,672
Administrative expenses	(8,291,992)	(11,663,939)
Selling expenses	(2,288,808)	(3,102,611)
Other revenues	412,186	360,256
Financial income (expense) and holding gains (losses)		
From assets – Note 4	2,004,431	(2,390,902)
From liabilities – Note 4	(8,906,780)	(4,077,831)
Ordinary income (loss) from long-term investments	(5,276,819)	(321,456)
ORDINARY LOSS FOR THE YEAR, NET	(12,748,244)	(10,698,811)
EXTRAORDINARY LOSS - NOTE 13	-	(1,454,725)
LOSS FOR THE YEAR, NET	(12,748,244)	(12,153,536)

The accompanying notes 1 to 13 are an integral part of these financial statements.

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STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2002, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR

Figures stated in pesos – See note 1(a)

	2002												2001
							Appropriated retained earnings						
DETAIL	Capital stock	Capital stock adjustment	Noncapitalized contributions	Noncapitalized contribution adjustments	Issuance premiums	Total	Legal reserve	Other reserves (*)	Total	Unappropriated retained earnings	Total		Total
Balances at beginning of year	2,000,000	4,110,670	497	708	5,205,005	11,316,880	2,363,376	73,166	2,336,542	59,259,685	72,913,107		85,066,643
Loss for the year, net	-	-	-	-	-	-	-	-	-	(12,748,244)	(12,748,244)		(12,153,536)
Balances as of December 31, 2002	2,000,000	4,110,670	497	708	5,205,005	11,316,880	2,363,376	73,166	2,336,542	46,511,441	60,164,863		
Balances as of December 31, 2001	2,000,000	4,110,670	497	708	5,205,005	11,316,880	2,363,376	73,166	2,336,542	59,259,685			72,913,107

(*) See note 3(b)

The accompanying notes 1 to 13 are an integral part of these financial statements.

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STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2002, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR

Figures stated in pesos – See note 1(a)

	2002	2001
CASH USED IN OPERATIONS		
ORDINARY LOSS FOR THE YEAR, NET	(12,748,244)	(10,698,811)
Adjustments to reconcile net loss for the year to cash provided by (used in) operations:		
Amortization / depreciation	4,983,377	5,301,877
Gain (Loss) from PP&E sales	409,531	(26,008)
Allowance for impairment in value of inventories	3,537,472	99,656
Gain from short-term investments	694	-
Gain from long-term investments	5,276,819	321,456
Contingency provision	1,056,099	-
Impairment in value of PP&E paid in advance from exposure to inflation	686,487	-
Changes in assets and liabilities:		
Trade receivables	7,264,155	6,590,200
Inventories	(6,842,253)	3,059,463
Trade payables	(1,249,510)	(40,692,442)
Financial payables	(1,694,512)	-
Employee benefits and taxes (net of credits) payable	3,695,723	421,562
Customer prepayments	6,743,000	-
Other	(6,250,670)	575,810
CASH PROVIDED BY (USED IN) OPERATIONS	4,868,168	(35,047,237)
EXTRAORDINARY LOSS FOR THE YEAR	-	(1,454,725)
CASH USED IN EXTRAORDINARY OPERATING ACTIVITIES	-	(1,454,725)

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CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2002, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR
Figures stated in pesos – See note 1(a)

	2002	2001
CASH USED IN INVESTMENT ACTIVITIES		
PP&E acquisition	(364,503)	(1,585,516)
Revenues from PP&E sales	5,112,591	51,576
Development investment	-	(246,536)
FUNDS PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	4,748,088	(1,780,476)
FUNDS (USED IN) PROVIDED BY FINANCING ACTIVITIES		
Income from short-term loan	-	29,258,483
Payment of debt	(1,462,664)	-
FUNDS (USED IN) PROVIDED BY FINANCING ACTIVITIES	(1,462,664)	29,258,483
Changes in cash, net	8,153,592	(9,023,955)
Cash at beginning of year	4,954,262	13,978,217
Cash at end of year	13,107,854	4,954,262

The accompanying notes 1 to 13 are an integral part of these financial statements.

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001

Amounts expressed in Pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

a) Restatement in constant pesos

The Company discloses its financial statements in constant pesos following the restatement method provided for in FACPCE (Argentine Federation of Professional Councils in Economic Science) Technical Resolution No. 6 by using adjustment coefficients resulting from the domestic WPI (wholesale price index) INDEC (Argentine Institute of Statistics and Census) and as provided for in CNV (Argentine Securities Commission) General Resolution No. 415.

Under the abovementioned method, the accounting measurements were restated based on the changes in the purchasing power of the currency through August 31, 1995. As from such date, based on the economic stability conditions prevailing in Argentina and as required by CNV General Resolution No. 272 and accepted by professional accounting standards, the accounting figures were not restated until December 31, 2001. Under CNV General Resolution No. 415, the restatement method was reinstated for periods as from January 1, 2002, considering the measurements taken before such date as stated in December 31, 2001, currency.

b) Disclosure methods

As from the period ended June 30, 2001, and as a result of the issuance of CNV Resolution No. 368, as amended, the Company has modified the formal presentation of the financial statements disclosing firstly the consolidated financial statements and then the stand-alone financial statements. Such change does not mean considering the consolidated financial statements as main information but they are still taken as supplementary information, as provided for in Law No. 19,550, Section 62.

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

c) Valuation methods

The main valuation methods used to prepare the financial statements:

- Cash, current investments, trade receivables, other receivables and liabilities:

  In Argentine pesos: at face value at year-end including, as the case may be, interest accrued as of such date.

  In foreign currency: at nominal value in foreign currency plus accrued interest as of year-end converted at the exchange rates effective as of such dates to convert such transactions. The exchange differences were charged to income for the year.

- Inventories

  Raw material (including those in transit) were valued at replacement cost as of year-end. The valuation as of year -end does not exceed market values as of such date. In addition, imported goods are valued at replacement cost at the foreign exchange rate effective as of year-end.

  The products manufactured were valued at reproduction cost as of year -end limited by the net realization value thereof.

  In addition, imported goods are valued at replacement cost at the foreign exchange rate effective as of year-end.

- Noncurrent investments

  Companies under Argentine Business Associations Law - Law No. 19,550 section 33 (related companies): at their equity value as set forth by Technical Resolution No. 5 of the F.A.C.P.C.E. (Argentine Federation of Professional Councils in Economic Sciences), which was calculated based on Interclima S.A.'s financial statements as of December 31, 2002, audited by Henry Martín, Lisdero y Asociados. On March 31, 2003, an audit report was issued containing except-for qualifications and qualifications for unresolved uncertainty in such regard.

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

On the other hand, the adjustments necessary to adapt the Subsidiary's valuation methods and the difference between the amount effectively paid and the abovementioned equity value in assessing the value by the equity method were allocated as follows:

- The portion related to the increased market value of the subsidiary's PP&E regarding the book value was included as value of the investment.

Income from the interest in the subsidiary is included in a separate line in the statement of income. Refer to income tax paragraph.

- PP&E

PP&E have been valued at cost restated using the GWPI (general wholesale price index) through August 31, 1995, and WPI for the period January through December 2002 less the related accumulated depreciation. Depreciation is calculated applying constant rates calculated on the basis of the estimated useful life of the related assets. The assets subject to lease have been included in this account.

The values so determined do not exceed, for each homogeneous group of assets, their recoverable value.

- Intangible assets

Research and development expenses; licenses related to new products, restated in constant pesos by using the GWPI through August 31, 1995, and WPI for the January through December 2002 period less the related accumulated amortization. These amounts are amortized applying constant rates to extinguish such values over a three-year period as from the launch of the new products.

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

- Allowances:

  a) Doubtful accounts: to offset and make trader receivables adequate on an individual analysis basis of those presenting uncollectibility rates.

  b) Impairment in value: calculated on the basis of the recoverable value of deteriorated, obsolete or slow-moving items.

- Accruals:

  Contingencies: see note 11.

- Shareholders' equity accounts:

  Restated in accordance with the method described in point (a) of this note, except for the "Capital stock – Face value" account, which was booked at original value. The adjustment resulting from the restatement as of August 31, 1995, and December 31, 2002, is disclosed in the "Capital adjustment" account.

- Statement-of-income accounts

  Statement-of-income accounts have been aged by monthly period and subsequently adjusted as indicated in note 1(a).

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

Income (loss) from long-term investments was calculated by the equity method using the Company's interest percentage on the subsidiary's income (loss) for the same period deducting intercompany gains (losses). In addition, this account includes the adjustments necessary to make the valuation methods of the abovementioned company with those of the subsidiary.

Financial income (expense) and holding gains (losses), as well as gain (loss) from inventory holdings, interest, and gains (losses) from exposure to inflation.

Imputed financial components were segregated in the cases considered significant.

- Income tax – Tax on minimum presumed income (TOMPI)

  a- Status of Mirgor S.A.

  During the current year, the Company did not accrue income tax since taxable income resulted in a NOL under current regulations.

  The effect which could result form applying the deferred tax method was not considered since it was not compulsory under current professional accounting standards.

  TOMPI was not accrued since under Competitiveness Law, to which the Company adhered (see note 5), the Company was exempted from such tax through June 30, 2003.

  b- Status of the subsidiary ICSA

  Interclima S.A. has accrued income tax since it understands that the tax adjustment for inflation set forth in Income Tax Law should be applied taking into account Argentine current macroeconomic conditions.

Amounts expressed in Pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

The Company will prepare and file the income tax return for tax period 2002, containing such adjustment, which will determine NOLs amounting to about ARS 5,000,000.

Should the tax adjustment for inflation not be made, the Company would determine income tax for tax period 2002, amounting to about ARS 720,000 (after computing prior-year NOLs).

Interclima S.A. will file a legal remedy to obtain judicial protection since it understands that due to the high inflation that affected fiscal year 2002, section 39 of Law No. 24,073 dated 1992 should be abrogated. This section established an index applicable to the tax adjustment for inflation amounting to 1.00 (one) and suspended the application of such adjustment on taxable income in practice, as it had been regulated within an economic context that differed from this fiscal year's completely. Consequently, these liabilities (ARS 720,000) have not been booked in these financial statements; thus, such lower value is not considered in the investment.

c- Cash-flow statement

Under CNV Resolution No. 368, the cash-flow statement is included as an individual statement. The Company prepared such statement following the indirect methods on the basis of net income (loss) for the period adding or subtracting, as the case may be, the accounts involved in the assessment thereof but not affecting the cash and changes in assets and liabilities as well as the cash "provided by" or "used in" "investment" and "financing" activities. The Company has considered as a cash item the "Cash" account plus readily convertible investments (original placements lower of less than three months).

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

d) New accounting standards

On January 14, the C.N.V. (Argentine Securities Commission) issued General Resolution No. 434, which adopted, subject to certain exceptions and being mandatory for fiscal years beginning on January 1, 2003, the new accounting standards approved by the C.P.C.E.C.A.B.A. (Professional Council in Economic Sciences of the City of Buenos Aires) (Technical Resolutions Nos. 16 to 20 of the F.A.C.P.C.E., as amended by Resolutions C.D. Nos. 238/01, 243,01, 261/01, 262/01, 187/02 and M.D. 32/02 of the C.P.C.E.C.A.B.A.)

Such accounting standards introduced changes in the methods to measure the Company's financial position and income (loss) as well as new disclosure requirements. The changes that could be considered more significant for the Company are: the determination of its tax credits actual value, income tax quantification through the deferral method, restrictions on the recognition of intangible assets and other disclosure aspects, such as profit by shares, information by segments, etc.

The impact caused by the modification of accounting standards as of the beginning of the first fiscal year in which they were applied should be booked retroactively (it affects amounts as of the beginning of the fiscal year presented). Considering the recent issuance of the C.N.V. resolution, as of the issuance date of these financial statements, the Company's Management has not finished analyzing the effects involved in these changes and, consequently, has not defined the alternatives to be applied to the cases provided for in the new standards.

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 2 – COMPOSITION OF THE PRINCIPAL ACCOUNTS

	2002	2001
CURRENT ASSETS		
Cash		
On hand and imprest fund in Argentine currency	10,160	19,677
On hand in foreign currency	46,209	8,340
In banks in Argentine currency	7,731,774	2,174,632
In banks in foreign currency	292,583	170,847
	8,080,726	2,373,496
Investments		
Securities and shares	587	1,281
Savings account and other in foreign currency	5,026,168	2,578,412
Savings account and in Argentine currency and other	960	2,355
	5,027,715	2,582,048
Trade receivables		
In Argentine currency	8,211,123	15,555,292
In foreign currency	-	21,319
Allowance for doubtful accounts	(85,723)	(187,056)
	8,125,400	15,389,555
Taxes receivable		
VAT credit	929,911	524,420
Other	23,357	28,729
	953,268	553,149
Other receivables		
Notes receivables	1,502,240	-
Accrued Interest	(77,673)	-
Other	1,154,900)	1,162,426
	2,579,467	1,162,426

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 2 – COMPOSITION OF THE PRINCIPAL ACCOUNTS - Continued

	2002	2001
Inventories		
Manufactured products	11,084,183	12,636,102
Raw material	30,014,420	22,742,985
Raw material in transit	2,912,752	2,515,574
Stock as of year-end	44,011,355	37,894,661
Prepayments to vendors in Argentine currency – Note 8	784,567	141,160
Prepayments to vendors in foreign currency	758,437	676,285
Allowance for impairment in value	(6,822,160)	(3,284,688)
	38,732,199	35,427,418
NONCURRENT ASSETS		
Taxes receivable		
Compulsory savings	8,539	18,633
VAT credit	348,208	2,287,866
Minimum presumed income tax	1,422,180	3,015,677
Promotional benefits receivable – Note 5(c)	918,300	1,132,246
Other	124,929	863,196
	2,822,156	7,317,618
Other receivables		
Reimbursements in Argentine currency receivable – Note 5	1,004,226	2,191,321
Notes Receivables	3,384,960	-
Accrued Interest	(466,038)	-
	3,923,148	2,191,321
CURRENT LIABILITIES		
Trade payables		
In local currency	4,934,562	2,909,745
Companies under Section 33, Law No. 19,550 (related companies) – Note 8	-	479,462
In foreign currency	4,889,906	7,684,771
	9,824,468	11,073,978

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 2 – COMPOSITION OF THE PRINCIPAL ACCOUNTS - Continued

	2002	2001
Employee benefits and taxes payable		
Employee benefits	466,856	607,521
Taxes payable	543,159	802,114
	1,010,015	1,409,635
Financial payables		
In local currency		
Financial loans	4,911,820	-
In foreign currency		
Financial loans	4,476,587	29,258,483
	9,388,407	29,258,483
Other payables		
Companies under Section 33, Law No. 19,550 (related companies) – Note 8	1,307,805	2,182,099
Other	160,029	1,479,233
	1,467,834	3,661,332
NONCURRENT LIABILITIES		
Financial payables		
In local currency		
Financial loans	2,787,300	-
In foreign currency		
Financial loans	13,925,600	-
	16,712,900	-
Other payables		
Companies under Section 33, Law No. 19,550 (related companies) – Note 8	-	908,312
	-	908,312

NOTE 3 – STATEMENT OF CAPITAL – SHAREHOLDERS' EQUITY

a) Statement of capital

As provided for in the amendments to the Company's articles of incorporation approved by the Special Shareholders Meeting held May 27, 1994, the Company's capital stock was increased from 3.20 to 2,000,000.

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 3 – STATEMENT OF CAPITAL – SHAREHOLDERS' EQUITY - Continued

The capital stock is represented by 20,000,000, registered, subscribed, paid-in, book-entry shares of common stock, face value 0.10.

The Company's shares were converted into three classes as detailed below:

Class	
A	Entitled to three (3) votes each
B	Entitled to three (3) votes each
C	Entitled to one (1) votes each

Class A, B, and C shares are entitled to the same dividend collection rights.

The capital structures as of December 31, 2002, and 2001, was:

Class	Number
A	5,200,000
B	5,200,000
C	9,600,000
TOTAL	20,000,000

b) Other reserves - For future dividends

This account includes the decisions made by the Shareholders' Meetings held May 24, 1995, May 22, 1998, and April 29, 1999, approving the setting of reserves for future dividends in the amounts of 18,646,279, 7,637,348, and 8,291,978, respectively. The Board of Directors would thus be free to allocate such amounts to cash dividend payments, as deemed appropriate. On July 14, 1995, May 12, 1998, December 13, 1999, July 18, 2000, and December 15, 2002, the Board of Directors approved the payment of 9,299,191; 9,273,922; 3,818,674; 4,145,989; and 4,145,989, respectively.

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 4 – BREAKDOWN OF FINANCIAL INCOME (EXPENSE) AND HOLDING GAINS (LOSSES)

For the periods ended December 31, 2002, and 2001, this account breaks down as follows:

	2002 Provided by		2001 Provided by	
	Assets	Liabilities	Assets	Liabilities
	(Expense)/(loss) Income/gain	(Expense)/(loss) Income/gain	(Expense)/(loss) Income/gain	(Expense)/(loss) Income/gain
Interest	49,180	2,267,590	1,195,714	(3,290,671)
Foreign exchange difference	(4,326,004)	(13,273,582)	-	(787,160)
Holding gains (losses) - Inventories	16,391,944	-	(401,196)	-
Allowances / accruals	(2,523,826)	-	-	-
Gain (loss) on exposure to inflation	(7,189,860)	2,099,212	-	-
Current investments and tax credits – Note 5(c)	(397,003)	-	(3,185,420)	-
Subtotal	2,004,431	(8,906,780)	(2,390,902)	(4,077,831)
Total	(6,902,349)		(6,468,733)	

NOTE 5 – TAX SYSTEM

The Company has been included in the following systems:

- Industrial promotion system under Law No. 19,640 of 1972 to operate in the Province of Tierra del Fuego. In this sense, the Company is entitled to certain tax and customs benefits through 2013. Such benefits include:

Amounts expressed in Pesos – See Note 1.a)

NOTE 5 – TAX SYSTEM – Continued

a) Income tax: The Federal Executive issued Decree No. 1,395/94 whereby, as from September 1, 1994, 85% (see effect of Decree No. 615/97) of the price paid by customers out of the earnings related to the Province of Tierra del Fuego would be income-tax exempt (whose rate is 35%).

b) Value-added tax (VAT): as from April 1995, the Company's sales would be subject to 21% VAT to be charged to the customers of Mirgor S.A.C.I.F.I.A.

   Decree No. 1,395/94 provided that presumed VAT credits computable as from September 1, 1994, would be equivalent to the amount resulting from applying the VAT rate on 61.11% (see effect of Decree No. 615/97) of the net sales price to customers. Therefore, the tax obligation shrank by 8% thereof as from April 1995.

c) Under Law No. 23,697, the Federal Government suspended the tax benefits during 1989 and 1990. Thus, the Company made payments on account of capital tax and VAT which, under such law, would be reimbursed to the Company through negotiable tax credit certificates.

   DGI (Argentine tax bureau) General Resolution No. 3,838/94 provided for the procedure to obtain the tax credit certificates mentioned above. The Company booked such credits in the amount of 1,511,787.90 based on the difference of the amount originally booked and that requested on July 27, 1995, under the valuation methods disclosed in the resolution.

   On September 17, 1996, the DGI issued an opinion recognizing a larger amount in favor of the Company (2,194,141.37) (un-restated historical value) as a result of the adjustment rate for the prior month used by the Company in the original filing. In addition, the Company booked a 148,853.37 (un-restated historical value) credit related to the reimbursement of VAT – Vendors to be requested under the VAT on exports recovery system.

   Considering that, on May 2, 1996, the Ministry of Economy issued Resolution No. 580/96 and that the credits are previous to April 1, 1991, the Company decided to book the recognized credit at the listed price effective as of each period-end of the Debt Consolidation Bonds issued under Law No. 23,982, as supplemented.

   On May 19, 1997, the DGI provisionally recognized the amount indicated above.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 5 – TAX SYSTEM – Continued

d) Customs duties (amounting to about 15% for the Company) and the statistical rate (equivalent to 3%) of all imported inputs used for operation in Tierra del Fuego which, under the benefits granted by Law No. 19,640, are not paid by the Company.

e) The amounts saved by the Company considering the items mentioned in points (b) and (d) are:

	Periods ended	
	December 31, 2002	December 31, 2001
Value-added tax	15,096,560	14,789,608
Customs duties and statistical rate (approximate amounts)	9,018,071	6,861,441

Although the Tierra del Fuego location provides the Company with certain promotional benefits, as described above, such situation means incurring increased costs such as: salaries, communications, freight, leases, trips, etc.

Decree No. 615/97 dated July 7, 1997, amending Decree No. 1,395/94 reinstated certain tax benefits granted under Industrial Promotion Law. Based on such decree, the presumed VAT credit computable as from August 1, 1997, is equivalent to the amount resulting from applying the VAT rate (effective at the time of sale) on the net sale price to the customer. In addition, the income tax method was amended as well since the sales carried out from the Province of Tierra del Fuego to the Argentine continental territory are 100% income-tax exempt, as provided for in Law No. 19,640, Section 4(a).

Considering the benefits deriving from this note, the Company does not need to meet additional requirements, except for performing the related activities in Tierra del Fuego.

As regards the rebates to be collected in Argentine currency on account of exports from the mainland to the Tierra del Fuego island, owing to delays in payment by the Federal Government, the Company filed a series of requests with the Customs Authority (Promotional Systems section) to collect such amounts. As of the date of issuance of these financial statements, such claim is still pending resolution.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 5 – TAX SYSTEM – Continued

- Competitiveness: established by Executive Order No. 730/01 to improve competitiveness and foster employment in Argentina. The main benefits established by the companies adhering to such system are:

  a) Full corporate indebtedness tax exemption;
  b) Full TOMPI exemption;
  c) Computation as VAT credit of the amounts paid on account of employer contributions to the SUSS (Single Social Security System).

  The benefits mentioned in (a) have been effective since August 31, 2001; those in (b) and (c) have been effective since July 1, 2001. In the case of (a) and (b), the benefits will remain in effect through June 30, 2003, while those under (c) ended on November 30, 2001.

NOTE 6 – MAJOR CUSTOMERS AND LICENSE AGREEMENTS

For the years ended December 31, 2002, and 2001, the Company's sales to its most important customers were:

	2002	2001
Volkswagen Argentina S.A.	44%	36%
General Motor Argentina	16%	3%
Renault Argentina S.A.	8%	18%
Peugeot Citroen Argentina S.A.	6%	27%
Mercedes Benz	5%	4%

A significant portion of the Company's products are carried out under license agreements executed with Valeo Thermique Habitacle.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 7 – PARENT COMPANY

Parent Company: Il Tevere S.A.
Registered office: Paseo Colón 221, Piso 2 – Buenos Aires
Main business: holding company
Voting rights: 76.47%
Shareholdings: 52%

On July 15, 1996, the transfer of 40% of Il Tevers S.A.'s shares in favor of Valeo Climatisation, indirect shareholders of 20.8% of the capital stock and 30.59% of the voting rights of MIRGOR S.A.C.I.F.I.A. On March 6, 1998, 10% of the shares of Il Tevere S.A. was transferred to Valeo Climatisation; thus the interest in MIRGOR S.A.C.I.F.I.A. was increased to 26%.

NOTE 8 – TRANSACTIONS WITH COMPANIES UNDER LAW No. 19,550, SECTION 33 (RELATED COMPANIES)

During the course of the fiscal years ended December 31, 2002, and 2001, the Company performed merchandise purchase transactions and other transactions with its subsidiary in the amount of 760,221 and 1,874,225, respectively.

On August 20, 1998, the Company's Board of Directors decided to make irrevocable contributions on account of future capital increases totaling 3,000,000 in INTERCLIMA S.A. through part of the receivable from such company.

In addition, on November 29, 1999, the Company's Board of Directors decided to make another irrevocable contribution on account of future capital increases in the amount of 4,500,000 in INTERCLIMA S.A. through the receivable from such company. As of December 31, 2002, and 2001, the balances in favor of MIRGOR and/or INTERCLIMA S.A. amounted to:

	2002	2001
Prepayments to vendors - Current	49,112	-
Current trade payables	-	(479,462)
Payables to companies under Law No. 19,550, Section 33 – Current	(1,307,805)	(2,182,099)
Payables to companies under Law No. 19,550, Section 33 – Noncurrent	-	(908,312)
Total	(1,258,693)	(3,569,873)

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 9 – INCOME TAX WITHHOLDING ON DIVIDENDS

When dividends are paid in excess of taxable income as provided for in Income Tax Law, a single and definitive 35% amount shall be withheld. Based on the unnumbered section subsequent to Section 69 of Income Tax Law, the Company need not withhold any amount on such account.

NOTE 10 – STAMPED AND SEALED BOOKS

The books which were stamped and sealed after the related transactions are:

Journal No.	Stamped and sealed	Period transactions
25	April 23, 2001	02/21/01 to 06/30/01
26	April 23, 2001	04/01/01 to 04/30/01
27	August 6, 2001	05/01/01 to 06/01/01
28	August 8, 2001	06/02/01 to 07/02/01
29	October 23, 2001	07/03/01 to 08/01/01
30	October 24, 2001	08/02/01 to 08/31/01
31	November 2, 2001	08/31/01 to 10/03/01
32	November 2, 2001	10/04/01 to 10/31/01
33	March 14, 2002	11/20/01 to 12/31/01
34	March 14, 2002	01/01/02 to 03/15/02
35	May 15, 2002	03/15/02 to 05/15/02
37	February 21, 2003	07/01/02 to 08/28/02
38	February 21, 2003	08/28/02 to 09/30/02

Owing to administrative issues, the transactions related to the period October 1 through December 31, 2002, have not as yet been transcribed in loose-leaf pages meeting the requirements provided for in Regulation No. 105/94 issued by the DPJ (regulatory agency of business associations of the Province of Tierra del Fuego).

NOTE 11 – RECENT SIGNIFICANT ECONOMIC EVENTS

Since early December 2001, Argentine authorities implemented a number of monetary and foreign exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade and other authorized transactions, which in some cases are subject to the approval from the B.C.R.A. (Central Bank of Argentina). Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Public Emergency and Exchange System Reform Law No. 25,561, which introduced dramatic changes to the economic model implemented until that date and that amended Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the medium term.

Executive Order No. 71/2002 and B.C.R.A. Communiqué "A" 3,425, as amended, established an "official" exchange system, mainly for exports, certain imports, and bank debts, and a "freely-floating" exchange market for the rest of the transactions. The "official" exchange rate was fixed at ARS 1.4 to USD 1, and the "freely-floating" exchange rate as of the closing of business of the first day the exchange market, which had been suspended since December 23, 2001, reopened (January 11, 2002), ranged from ARS 1.60 to ARS 1.70 to USD 1 (selling rate).

Other regulations were issued subsequently, which further amended the new regulations then in effect, such as: consolidation of exchange markets into a "free" market; de-dollarization of U.S. dollar-denominated deposits with Argentine financial institutions at the ARS 1.40-to-USD 1 exchange rate, and of all U.S. dollar-denominated obligations assumed as of January 6, 2002, in Argentina at the ARS 1-to-USD 1 exchange rate; de-dollarization of utility rates which were formerly agreed upon in US dollars, and subsequent renegotiation thereof on a case-by-case basis; prior authorization from the B.C.R.A. to transfer funds abroad to service the principal and interest of financial loans; suspension of unjustified dismissals, to expire in early 2003; and suspension of dissolution causes due to loss of capital stock and mandatory reduction thereof provided by Argentine Business Associations Law.

Upon preparing financial statements, Management especially took into account Executive Orders No. 214/2002, 410/2002 and Resolution (A) 3,561 of the B.C.R.A. (amending Resolution (A) 3,507) regarding the currency to settle liabilities in U.S. dollars. However, the abovementioned regulations give rise to different interpretations regarding the method used to determine the liabilities that became subject to the conversion into pesos.

NOTE 11 – RECENT SIGNIFICANT ECONOMIC EVENTS - Continued

In this regard, as of the issuance date of these financial statements, the Company is negotiating and/or documenting (signing final agreements) certain contracts and/or credit lines. Eventually, the valuation and/or disclosure could differ from that indicated in the financial statements.

Taking into account the comments in the previous paragraphs and considering the development expected for negotiations with financial institutions, the Company's Management decided to book a reserve for financial contingencies amounting to ARS 1 million, which should not differ significantly from expected final income (loss). Such contingency has been booked in income (loss) for the year and included in financial income (expenses) and holding gains (losses) -actual interest-, with contra to contingency provisions in current liabilities.

At the same time, the Company and its subsidiary carry tax credits and reimbursements receivable amounting to ARS 8.4 million disclosed in noncurrent assets, the future recoverability of which depends both on the Government's possibilities to revert the declaration of its payment default and the generation of taxable income, which are affected by the Argentine market uncertainty in general.

This supplementary information discloses all the effects deriving from the new significant economic and foreign exchange measures known as of the date of issuance of these financial statements. In this regard, the Company's Management made its estimations based on such measures, which is disclosed in the following section. The impact that additional or supplementary measures could have on the Company will be recognized in books when Management becomes aware of them.

The abovementioned circumstances do not allow to guarantee that the final income (loss) will agree with the amounts booked and/or disclosed by the Company; thus, the information included in the financial statements and further related documentation does not contain the potential impact that could derive from the situation described in this note and, therefore, should be analyzed considering such situation.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos – See Note 1.a)

NOTE 12 – BANK LOANS – RESTRICTION ON EARNINGS ALLOCATION

The Company has restructured a loan granted by Citibank N.A. amounting to USD 840,000, to a 28-month term. Interest will be paid at LIBOR plus a monthly 6% spread p.a. The loan taken by the Company implies that it should meet certain terms and requirements, especially those related to keeping some equations in its quarterly financial statements, highlighting those aimed at measuring the rate of some liabilities to interest paid, as well as those related to keeping limits on the Company's indebtedness, which should not exceed USD 25 million. Additionally, the Company agreed not to distribute dividends during the term of the loan. In the opinion of management, the Company is complying with repayment agreements, as referred to above.

NOTE 13 – EXTRAORDINARY ITEMS

Extraordinary items for fiscal year 2001 derive from severance pays during such year due to the restructuring process carried out to adjust headcount to the Company's activity.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (U.S. "SEC")
FILE N° 82-3941



SOCIEDAD ANÓNIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA.

EINSTEIN 1111 – RIO GRANDE

TIERRA DEL FUEGO

ESTADOS CONTABLES POR EL EJERCICIO INICIADO

EL 1° DE ENERO Y FINALIZADO EL 31 DE DICIEMBRE DE 2002

CONJUNTAMENTE CON EL INFORME DE AUDITORIA

Y DE LA COMISIÓN FISCALIZADORA.

ERNST & YOUNG

Henry Martin, Lisdero y Asociados
Maipú 942 P.B. - C1006ACN
Buenos Aires, Argentina

Teléfono: (54-11) 4875-4875
Fax: (54-11) 4875-4990
www.ey.com

INFORME DE LOS AUDITORES

A los Señores Presidente y Directores de
Mirgor Sociedad Anónima, Comercial, Industrial, Financiera,
Inmobiliaria y Agropecuaria

1. Hemos auditado los estados de situación patrimonial adjuntos de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria al 31 de diciembre de 2002 y 2001 y los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por los ejercicios finalizados en esas fechas. Asimismo hemos auditado los estados de situación patrimonial consolidados adjuntos de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su sociedad controlada al 31 de diciembre de 2002 y 2001 y los correspondientes estados consolidados de resultados y de origen y aplicación de fondos por los ejercicios finalizados en esas fechas, que se exponen como información complementaria. Dichos estados contables son responsabilidad de la Dirección de la Sociedad. Nuestra responsabilidad es expresar una opinión sobre los mencionados estados contables basada en nuestras auditorías.

2. Nuestro trabajo fue realizado de acuerdo con las normas de auditoría vigentes en la República Argentina. Una auditoría requiere que el auditor planifique y desarrolle su tarea con el objetivo de obtener un grado razonable de seguridad acerca de la inexistencia de manifestaciones no veraces y errores significativos en los estados contables. Una auditoría incluye examinar, sobre bases selectivas, la evidencia respaldatoria de la información expuesta en los estados contables, así como evaluar las normas contables utilizadas, las estimaciones significativas efectuadas por la Dirección de la Sociedad y la presentación de los estados contables tomados en su conjunto. Consideramos que nuestras auditorías nos brindan una base razonable para fundamentar nuestra opinión.

3. Como se describe en la nota 11 a los estados contables mencionados en el párrafo 1., a fines del año 2001 se implementó en el país un cambio del modelo económico y de la Ley de Convertibilidad vigente desde el mes de marzo de 1991. Las modificaciones introducidas, que posteriormente fueron complementadas por nuevas regulaciones del Gobierno Nacional, originaron una profunda crisis económica, cuyas principales consecuencias, detalladas en la mencionada nota, se enumeran a continuación: (a) la devaluación del peso argentino respecto del dólar estadounidense y la pesificación de ciertos activos y pasivos en moneda extranjera mantenidos en el país, (b) el incumplimiento de los pagos de la deuda pública, (c) la introducción de restricciones al retiro de fondos depositados en las instituciones financieras, (d) la restricción a realizar ciertas transferencias al exterior en concepto de servicios de capital e intereses de préstamos financieros sin la previa autorización del Banco Central de la



República Argentina, (e) el incremento de los precios internos, (f) la restricción al acceso al crédito y g) la caída de la demanda en el mercado interno. El contexto general y el marco normativo vigente se hallan expuestos a cambios futuros como consecuencia de la evolución de la crisis económica. Tal como se indica en dicha nota la sociedad posee créditos fiscales y créditos con el Estado cuya recuperabilidad se encuentra afectada por la crisis económica referida. Asimismo, la sociedad se encuentra en proceso de negociación e instrumentación final de los acuerdos con las entidades financieras; proceso que no se encuentra concluido a la fecha de emisión del presente informe; eventualmente, la valuación y/o exposición podría diferir a la indicada en los estados contables mencionados en 1.

4. Tal como se indica en la nota 1 a los estados contables indicados en 1., al 31 de diciembre 2002 la Sociedad controlada, Interclima Sociedad Anónima, no ha provisionado monto alguno en carácter de impuesto a las ganancias, por entender que están dadas las condiciones macroeconómicas de la Argentina para practicar el ajuste por inflación impositivo, previsto en la ley del gravamen. De no practicarse el ajuste por inflación impositivo Interclima Sociedad Anónima debería haber registrado una provisión por impuesto a las ganancias por el ejercicio finalizado el 31 de diciembre de 2002 de aproximadamente $720.000.

5. En nuestra opinión, excepto por lo indicado en el párrafo 4 en lo que se refiere al ejercicio al 31 de diciembre de 2002, y sujeto a los efectos que eventualmente podrían derivarse de lo mencionado en el párrafo 3, los estados contables mencionados en el párrafo 1. presentan razonablemente, en todos sus aspectos significativos, la situación patrimonial de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y la situación patrimonial consolidada de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria con su sociedad controlada al 31 de diciembre de 2002 y 2001, y los respectivos resultados de sus operaciones y los orígenes y aplicaciones de sus fondos por los ejercicios finalizados en esas fechas, de conformidad con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina.

6. En cumplimiento de disposiciones vigentes, informamos que:

   a) Los estados contables mencionados en el párrafo 1. se encuentran asentados en el libro Inventarios y Balances y han sido preparados, en todos sus aspectos significativos, de conformidad con las normas pertinentes de la Ley de Sociedades Comerciales y de la Comisión Nacional de Valores.

   b) Los estados contables de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria surgen de registros contables llevados, en sus aspectos formales, de conformidad con las normas legales vigentes, excepto por lo indicado en la nota 10.



Ernst & Young

c) La información contenida en los puntos 2. y 3. de la "Reseña Informativa por el ejercicio finalizado el 31 de diciembre de 2002" y en los puntos 3, 4 y 5 de las "Notas Complementarias a los estados contables al 31 de diciembre de 2002 requeridas por el art. 68 del Reglamento de la Bolsa de Comercio de Buenos Aires", presentada por la Sociedad para cumplimentar las normas de la Comisión Nacional de Valores y de la Bolsa de Comercio de Buenos Aires, surge de los estados contables al 31 de diciembre de 2002 y 2001 adjuntos y al 31 de diciembre de 2000, 1999 y 1998 (luego de dar efecto a la reexpresión en moneda constante), que no se incluyen en el documento adjunto, sobre los cuales emitimos nuestros informes de fechas 9 de marzo de 2001, 9 de marzo de 2000 y 10 de marzo de 1999, respectivamente, a los cuales nos remitimos y que deben ser leídos con este informe conjuntamente.

d) Al 31 de diciembre de 2002, la deuda devengada en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones, que surge de los registros contables de la Sociedad, asciende a $ 158.307,13, no siendo exigible a esa fecha.

Ciudad Autónoma de Buenos Aires,
10 de Marzo de 2003

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.A.B.A. R.A.P.U. T° I F° 7



Adolfo Lázara (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A. T° LXIX F° 174

U.S. "SEC" File
N° 82-3941

EJERCICIO ECONOMICO N° 32 INICIADO EL 1° DE ENERO Y FINALIZADO EL 31 DE DICIEMBRE DE 2002

MEMORIA

Señores Accionistas:

De conformidad con las disposiciones legales y estatutarias vigentes sometemos a vuestra consideración la documentación de los estados contables correspondiente al ejercicio económico N° 32 finalizado el 31 de diciembre de 2002.

Cuadro de situación en que se desarrolló la actividad del ejercicio.

Argentina atravesó, en el año 2002 uno de los períodos más difíciles de su historia. La inestabilidad política del país deterioró todas las relaciones institucionales, y afectó a toda la Sociedad, sin distinciones. Los poderes del Estado estuvieron en conflicto permanente, hecho que se trasladó a todos los aspectos de la vida de sus habitantes.

La interrupción del gobierno electo en 1999 provocó enormes dudas sobre la legalidad constitucional de las autoridades que lo sucedieron, y que fueron las que decidieron anunciar la suspensión de pagos de las deudas del Estado y la posterior salida de la convertibilidad.

Las consecuencias de estos cambios en la economía se comenzaron a sentir apenas se inició el año, impactando a todas las relaciones contractuales y produciendo una fuerte transferencia de recursos entre los distintos agentes económicos. De esta manera se produjo un caos en todas las actividades ya que quedaron distorsionadas todas las bases de referencia de las empresas y las personas.

En este contexto, las expectativas de inflación, descontrol cambiario y desorden social fueron disminuyendo con el correr de los meses, pero esto no evitó que se profundizará el empobrecimiento de la población, en especial a las personas de menores recursos, ya que la devaluación impactó enormemente a los salarios reales.

El control monetario que se hizo desde el Banco Central tuvo el mérito de evitar caer en la hiperinflación, sin que esto haya causado una caída masiva de bancos, hecho que estaba dentro de las previsiones de muchos analistas.

La economía, en la última etapa del año mostró algunos síntomas de reactivación, vinculadas a la sustitución de importaciones, por una parte y a la comparación con el período de mayor caída de la actividad del año 2001.

El gobierno presentó como un gran éxito el acuerdo logrado con el Fondo Monetario Internacional, pero esto solo posterga la necesidad de hacer frente a los vencimientos del año 2003 y la mayor carga pasa para el gobierno que llegará el 25 de mayo. Además está cerrando las brechas financieras con un permanente aumento de impuestos, sin mostrar ahorros de ninguno tipo.

Mientras tanto quedan muchos temas por resolver: la renegociación de la deuda pública y privada, la terminación de los reclamos por la pesificación asimétrica, el corralón, los ajustes fiscales a realizar y otros.

Mercado Automotriz

Fue uno de los sectores más afectados por la crisis. El mercado doméstico sufrió la combinación de la caída del salario real de la población con la desaparición absoluta del crédito.

En este contexto, volvió a tener importancia en la venta el sistema de plan de ahorro, que fue el mecanismo utilizado para financiar las compras en la década del ´80 y había perdido relevancia en los ´90 por ser un sistema caro, comparado con el de la financiación tradicional.

Sin embargo, debido al riesgo de hiperinflación y la incertidumbre sobre la actualización de las cuotas, tampoco se logró un fuerte impacto en esta forma de comercialización. El resultado fue que la demanda doméstica se redujo a 82.345 autos, una cifra que nos vuelve 40 años para atrás en las estadísticas y que pudo ser mucho peor de no haberse autorizado el uso de Boden para la compra de autos, como único sistema de incentivo para la demanda doméstica.

Pese a los reiterados pedidos de apoyo a estas medidas, el Ministerio de Economía no fue sensible a los reclamos y no solo profundizó la crisis del sector sino que perjudicó sus posibilidades de recaudación, ya que cada auto adicional vendido en el país produce alrededor de un 40 % de impuestos adicionales sobre el valor del vehículo.

Si la recesión no fue mayor se debió a que la caída de las exportaciones fue del 20,7% respecto a las registradas en el año 2002.

Parece raro que luego de una devaluación del 260%, y de una mejora de los precios en dólares, las terminales no hayan podido aumentar sus ventas externas.

Es de destacar que la Argentina logró, sin embargo, cerrar acuerdos bilaterales con Chile y Mexico, que son fundamentales para poder sostener la exportación de autos en los próximos años.

Las causas que explican la caída se pueden resumir en:

1. La falta de un acuerdo con Brasil para cerrar la amenaza de las multas, impidió que muchas terminales pudieran sostener sus envíos a dicho país. Ante la imposibilidad de mantener una balanza equilibrada, las terminales brasileñas restringieron sus compras a sus socios en Argentina. Después de más de 2 años de discusiones, finalmente, en la segunda mitad del año, los gobiernos de ambos países acordaron un régimen de transición hasta el 31 de diciembre de 2005, que va en la dirección de liberalizar el comercio.

2. La apertura de nuevos mercados no se produce de un día para otro. Sobre todo teniendo en cuenta que la competencia es muy fuerte y muchos países tratan de ganar mercados para no depender exclusivamente de su mercado interno. Los resultados de las políticas comerciales se irán viendo con el paso del tiempo y luego de ganar la confianza de los consumidores de los nuevos destinos.

3. La oferta automotriz argentina se vuelve vieja en la medida en que no se lanzan nuevos modelos. Es indispensable que las casas matrices renueven su apuesta en nuestro país para permitir que sus filiales locales dispongan de autos modernos que mantengan la competitividad que requiere el esquema global.

La producción doméstica se redujo un 32,2% de 233.449 (excluido camiones) en 2001, a 158.189 en 2002. Aproximadamente, el 77% de estos vehículos se destinaron al mercado externo. El aumento de participación de la oferta exportable, dentro del total producido fue de más de 10 puntos porcentuales.

Actividad desarrollada por la Sociedad

Con el marco descripto más arriba, las primeras acciones de la empresa estuvieron orientadas a resolver una combinación de dificultades que se presentaban para evitar verse arrastrados por la tormenta que se desató en el país.

El desafío era continuar operando en un contexto de pérdida total de la confianza en el país por parte de los proveedores, las entidades financieras, los clientes; sumado a la distorsión de todas las variables económicas en un contexto de alta devaluación y riesgo de hiperinflación.

En este sentido, uno de los hechos que nos permitió reaccionar rápidamente fue que todo el management de la empresa había vivido muchas de estas experiencias en la década del ´80 como miembros de Mirgor.

En muy poco tiempo se logró definir con los clientes una pauta de actualización de precios a costos de reposición, que se hizo retroactiva al 1 de enero de 2002. Se utilizaron distintos métodos para realizar los ajustes, pero el resultado fue que se evitó una grave pérdida de capital de trabajo producto de los desfazajes que podían producirse entre la variación de los costos y su transferencia a los precios de venta.

Simultáneamente se actuó sobre los proveedores externos para convencerlos de que Mirgor continuaría cumpliendo todos sus compromisos. Algunos pagos se vieron retrasados ya que el Banco Central comenzó a restringir los pagos al exterior, ante el riesgo de incrementar la pérdida de reservas que superó los 20.000 millones de dólares entre 2001 y 2002. Los proveedores dieron su apoyo por la excelente performance de pagos que tuvo en toda su historia.

En algunos casos se pidió la ayuda de los clientes para explicar que la actividad continuaba y que ellos estaban respaldando las compras que Mirgor estaba realizando.

Con estas acciones, y pese a que se debió hacer grandes sacrificios para mantener el flujo de materiales, las entregas se pudieron cumplir sin cortes del abastecimiento. Este hecho fue destacado por muchos clientes, que apreciaron los esfuerzos que realizó la empresa en este sentido.

Desde el punto de vista de la estructura financiera hemos comenzado el ejercicio en un marco de incertidumbre generalizada, tal lo informado en los Estados Contables del año anterior. Con el correr del ejercicio y debido al apoyo recibido por la Entidades Financieras hoy podemos afirmar que el panorama se presenta diametralmente opuesto.

En este sentido, se acordó en forma exitosa la reestructuración de casi todos los pasivos financieros, obteniendo un mejor perfil de deuda con vencimientos que llegan al año 2007. A la fecha, se está cerrando la instrumentación formal de algunas de éstas líneas. Asimismo, queda pendiente aún acordar con el Banco General de Negocios, entidad que se encuentra en liquidación judicial.

Si bien durante el año 2002 se emitieron normas confusas y contradictorias por parte de las Entidades Regulatorias en materia de pesificación, la empresa logró que solo el 41% de su deuda inicial en dólares estadounidenses se mantuviera en dicha moneda.

Las ventas de Mirgor, en unidades del sistema de climatización para autos, cayeron un 24,3% respecto al año anterior, lo que muestra una reducción menor que la de la producción de autos.

La empresa vendió 35.839 sistemas de climatización para autos con aire acondicionado, frente a los 47.004 que había vendido en el año 2001. Esto representa una baja del 23,8%.

La venta de sistemas para autos sin aire acondicionado se redujo un 27%, pasando de 26.089 unidades en el año 2001, a 19.056 en 2002. Estas cifras muestran, también un aumento de 1 punto en la participación de las ventas de aire acondicionado en el total de Mirgor, sin considerar las exportaciones y los tableros, y que llegaron al 65% en 2002.

Un hecho relevante del ejercicio 2002 fue la incorporación desde enero de una nueva línea de productos, los tableros de instrumentos de Volkswagen Argentina. La producción del año 2002 alcanzó los 12.695 tableros, y es de destacar que desde que el cliente anunció su decisión de otorgar el contrato a Mirgor hasta que se puso en marcha la producción pasaron solo dos meses. Esto es muy importante porque la empresa mostró un gran poder de reacción, sobre todo teniendo en cuenta que el producto cuenta con una gran cantidad de elementos importados y que la devaluación puso en riesgo en varias oportunidades el abastecimiento de proveedores que tenian dudas sobre nuestra capacidad de pagar sus embarques.

También las exportaciones de condensadores tuvieron una suba importante, pasando de 50.126 unidades en 2001 a 69.888 en 2002. La devaluación del peso permitió una fuerte mejora de costos que fueron trasladadas a los precios ya que nuestro cliente en Brasil tenía propuestas locales que requerían una fuerte mejora de competitividad de nuestra parte para mantener el mercado que habíamos ganado con tanto esfuerzo.

El monto de ventas consolidadas de la compañía al cierre del ejercicio aumentaron en un 21.7%, esto es de $99.218.211 en el ejercicio 2001, a $120.772.630 en el ejercicio 2002.

Los hechos más relevantes, además de la incorporación de los tableros fueron:

1. El fuerte crecimiento de la actividad de Mirgor con General Motors, lo que hizo que este cliente pasara a ocupar el segundo puesto en el ranking de clientes de la empresa, a pesar de haber sido solo el segundo año de provisión. Gracias a las exportaciones que tuvo ésta empresa, los volúmenes de venta de Mirgor con el cliente aumentaron un 285%.

2. La incorporación del Clío II a la lista de productos de la Compañía. El ingreso de este producto se demoró hasta el 3er trimestre del año. Esto permitió amortiguar la caída de las entregas a Renault, empresa que ha sufrido fuertemente la falta de una estrategia más agresiva de exportación de vehículos.

3. El lanzamiento del condensador del nuevo Fiesta, uno de los autos de mayor crecimiento en Brasil, luego de su inicio de producción a mediados del año 2002.
   Su volúmen, junto al éxito del Celta de GM han permitido a Mirgor estar presente en los autos más modernos que se han lanzado en el país vecino.

4. La importante participación de los productos Mirgor en los VW Derby, que VWA exporta con gran éxito a Mexico y que, de acuerdo a las negociaciones que se han realizado continuará su vida hasta fines del año 2004, como mínimo.
   De esta manera, y pese a la caída de las ventas del Polo en el mercado local, VWA se destaca como el mayor cliente de Mirgor y el que demanda los productos más complejos, ya que recibe sistemas de climatización que incluyen "Front ends" y tableros de instrumentos.

Junto a todos estos logros está la gestión que se continúa llevando a cabo en la Compañía a los efectos de mejorar día a día los standares de calidad, lo cual nos ha permitido revalidar el certificado de QS9000 y la precertificación de la ISO TS 16 949, además de expandirlo a la organización a través del programa de mejora denominado Gestión de Calidad de los procesos.

Análisis de los Estados Consolidados
(cifras expresadas en pesos del 31/12/2002)

 # Resultado del ejercicio

Las ventas del período, fueron de miles de $ 120.773 representando un incremento del 21.7% con relación a las del ejercicio anterior (miles de $ 99.218). Como comentáramos en los parrafos anteriores, la incorporación de nuevos equipos y las ventas de nuestros clientes al exterior significó para la compañía un importante impacto sobre la evolución de las ventas.

El resultado neto del ejercicio 2002 fue negativo, ascendiendo a miles de $ 12.748 (pérdida), representando un 10.6% sobre las ventas contra un resultado del ejercicio 2001 de miles de $ 12.153 (pérdida) el cual incluyó un resultado extraordinario de miles de $ 1.455 en concepto de gastos de reestructuración que se realizaron por el efecto del deterioro del mercado durante dicho año. Asimismo los resultados financieros y por tenencia arrojaron una pérdida de miles de $ 14.064, los cuales representan un 11.6% sobre ventas, representando un incremento con respecto al año anterior del 112.5%, este incremento se debe fundamentalmente al impacto del ajuste por inflación de los estados contables, cuyo monto ascendió a $ 17.998 (pérdida).

Los gastos de administración, miles de $ 8.508 representan el 7% con respecto a las ventas del presente ejercicio, gastos que disminuyeron en un 28.4% con respecto al ejercicio anterior, por efecto de las reestructuraciones realizadas durante el año anterior que permitieron mostrar los efectos durante este ejercicio.

Las operaciones con la empresa controlada se detallan en la Nota Nro 8 de los Estados Contables.

 # Flujo de Fondos

Los fondos generados por las operaciones ordinarias consolidadas, netos de los cambios en activos y pasivos fueron para el ejercicio 2002 igual a miles de $ 5.692, mientras que durante el ejercicio finalizado el 31 de diciembre de 2001 el flujo de fondos reflejo aplicaciones de fondos por miles de $ 34.742. Las compras de bienes de uso del presente ejercicio ascendieron a la suma de miles de $ 383 y las ventas de bienes de uso fueron por la suma de miles de $ 5.112, mientras que en el ejercicio anterior las compras fueron por miles de $ 1.983. Durante el presente ejercicio no hubo fondos generados u aplicados a operaciones extraordinarias, mientras que durante el ejercicio anterior las aplicaciones por estos fondos fueron de miles de $ 1.455.

En cuanto a los fondos de actividades financieras, durante el ejercicio 2002 se cancelaron prestamos por la suma de miles de $ 1.463, mientras que en el ejercicio 2001, se habían tomado préstamos por miles de $ 28.258 que fueron aplicados a la cancelación de pasivos comerciales.

Los flujos de fondos aquí descriptos generaron durante el año 2002 un aumento de caja de $ 8.948.929, frente a un flujo de fondos negativo de miles de $ 10.116 del ejercicio 2001.

*# **Situación Patrimonial***

El patrimonio neto del ejercicio 2002, que asciende a la suma de miles $ 60.165, disminuyó con respecto al ejercicio 2001 en un 17.5%

El índice de liquidez corriente del ejercicio 2002 fue igual a 2.27 mientras que en el ejercicio 2001, dicho ratio ascendía a 1.38; asimismo el índice de endeudamiento total respecto al patrimonio neto fue igual a 0.77 para el 2002 y 0.60 para 2001.

El total de activos consolidados que para el ejercicio 2002 es igual a miles de $ 106.604 presenta respecto del ejercicio anterior una disminución del 8.8%.

Perspectivas Futuras

En el análisis del mercado del año 2003 hemos sido extremadamente cautos, en el sentido de esperar una situación similar a la del año 2002.

Si bien se están publicando algunos indicadores que intentar mostrar aumentos importantes en la actividad industrial, la realidad es que se presentan sectores que han logrado sustituir importaciones, luego de la devaluación.

La demanda doméstica de autos no tiene motivos para presentar mejoras importantes, en ausencia de incentivos que le permitan recuperar una parte de la actividad perdida. Las incertidumbres políticas y las fuertes subas de precios (se estima que desde la devaluación han aumentado un 120%) nos hacen ser pesimistas en cuanto a la posibilidad de una recuperación de la demanda en el mercado interno.

Sin embargo, la consolidación de los acuerdos con Chile, Mexico y Brasil deberían permitir mantener y hasta aumentar ligeramente la producción de las fábricas.

Mirgor se encuentra bien posicionado para mejorar su nivel de actividad, gracias a los productos que abastece para los autos que se exportan, agregando el año completo de actividad del Clio II.
En los últimos días, posteriores al cierre de ejercicio estamos recibiendo un aumento de pedidos de productos para Renault Kangoo, que iniciaría sus exportaciones a Mexico durante el corriente año.

Asimismo, están muy avanzadas las conversaciones con General Motors de Argentina para poder abastecer los sistemas de climatización del nuevo Corsa. Las estimaciones de producción de GM, para este vehículo, para el año 2003 son muy interesante y permitiría aumentar significativamente la participación de mercado de nuestra empresa.

De concretarse la incorporación de esta línea de productos, una recuperación de la demanda doméstica tendría un efecto muy importante sobre el nivel de actividad de la firma.

Propuesta del Directorio.

Distribución de Utilidades

Los Resultados no asignados al cierre del ejercicio presentan la siguiente información:

Conceptos	*Miles $*
Resultados no asignados al inicio del ejercicio	*59.259*
Resultado del ejercicio	*(12.748)*
Total al 31 de diciembre de 2002	*46.511*
Destinado a Reserva Legal	-
Saldo a disposición de la Asamblea de Accionistas	***46.511***

El Directorio deja a disposición de la Asamblea de Accionistas la decisión sobre la política de distribución de dividendos.

Agradecimiento.

El Directorio desea nuevamente expresar su profundo agradecimiento al personal directivo y a los empleados por el espíritu de colaboración demostrado durante el ejercicio, así como a proveedores y clientes por la confianza depositada en la empresa y el apoyo prestado.

10 de Marzo de 2003



Roberto G. Vázquez
Presidente

DIRECTORIO

MIRGOR S.A.C.I.F.I.A.

PRESIDENTE

Lic. Roberto Gustavo Vázquez

VICEPRESIDENTE

Sr. José Luis Caputo

DIRECTORES TITULARES

Sr. Pablo Plesko
Sr. André Gold
Sr. Alejandro Carrera

DIRECTORES SUPLENTES

Dr. Diego García Villanueva
Sr. Bernard Clapaud
Sr. Jean Francois Vingre
Sr. Eduardo Garcia Terán
Sr. Jorge Antonio Caputo

COMISIÓN FISCALIZADORA

Síndicos Titulares

Dr. Arturo Lisdero
Dr. Adolfo Lázara
Dr. Santos Oscar Sarnari

Síndicos Suplentes

Dr. Ricardo Jorge Demattei
Dr. Jorge Puricelli



Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S. "SEC" File
N° 82-3941

DOMICILIO LEGAL: Einstein 1111 – Río Grande – Tierra del Fuego.
Actividad Principal de la Sociedad: Manufactura de acondicionadores de aire para rodados.
Fecha de Inscripción en el Registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la última reforma del estatuto: 22 de agosto de 1997.

Fecha de finalización del plazo de duración: 31 de mayo de 2070.

EJERCICIO ECONOMICO N°32, INICIADO EL 1 DE ENERO DE 2002
RESEÑA INFORMATIVA
Por el ejercicio finalizado el 31 de DICIEMBRE de 2002
(Cifras expresadas en pesos – ver Nota 1).

1. BREVE COMENTARIO SOBRE ACTIVIDADES DE LA SOCIEDAD EN EL EJERCICIO.

El resultado ordinario del ejercicio iniciado el 1° de enero y finalizado el 31 de Diciembre de 2002 fue negativo y ascendió a 12.748.244. La pérdida ordinaria se encuentra influenciada por un resultado financiero negativo de 14.608.179 producto de la devaluación y el ajuste por inflación aplicado a los estados contables.

El año 2002 estuvo signado por una fuerte inestabilidad política, económica e institucional que afectó a todas las áreas. Si bien la peor etapa fue al inicio del año, esto marcó profundamente a la sociedad, reflotando temores que parecían lejanos, como el de la hiperinflación y la devaluación.

El profundo deterioro económico agudizó el nivel de pobreza de la población aunque por otro lado el control monetario establecido evitó llegar a la hiperinflación y a su vez las medidas económicas implementadas llevaron a diversas ramas de la economía a sustituir importaciones, no obstante esto no se pudo evitar que la caída de actividad económica fuera peor que la del 2001.

En este contexto el mercado automotriz vio fuertemente reducido su mercado interno debido al riesgo hiperinflacionario y devaluación, siendo la demanda domestica de 82.345 autos similar a la de 40 años atrás. Como contrapartida las empresas automotrices que apostaron a las exportaciones redujeron el impacto negativo de la situación económica del país en el nivel de ventas de nuestra empresa.

En este marco económico la empresa orientó sus acciones sobre los distintos frentes: con los clientes tendiente a lograr el recupero de los precios en base a los costos de reposición de los materiales, con los proveedores externos, en cuanto a nuestra capacidad de hacer frente a los compromisos contraídos pese a la situación de default del país, en función del sostenimiento de la demanda de nuestros clientes por sus exportaciones y a la excelente performance de pagos de la historia de MIRGOR, con las entidades bancarias logrando la reestructuración de los pasivos a plazos y costos convenientes para la recuperación del capital de trabajo que permitiera la continuidad de la empresa, encontrándose a la fecha de la presente la instrumentación de algunos de los acuerdos pertinentes.

Es importante destacar que a pesar de la situación expuesta la empresa incorporó nuevas líneas de productos y está trabajando en la incorporación de nuevos modelos.

2. *ESTRUCTURA PATRIMONIAL* **(cifras correspondientes a los estados consolidados y expresadas en pesos constantes – ver Nota 1)**

	31/12/2002	31/12/2001	31/12/2000	31/12/1999	31/12/1998
Activo Corriente	67,507,694	60,500,885	92,859,700	109,321,824	121,585,871
Activo no Corriente	39,096,248	56,372,951	49,210,677	51,359,809	51,532,858
Total del Activo	106,603,942	116,873,836	142,070,377	160,681,633	173,118,729
Pasivo Corriente	29,722,455	43,955,256	56,998,166	65,571,200	60,215,827
Pasivo no Corriente	16,712,900	0	0	0	12,564,613
Total del Pasivo	46,435,355	43,955,256	56,998,166	65,571,200	72,780,440
Participación Minoritaria	3,724	5,473	5,567	5,776	524
Patrimonio Neto	60,164,863	72,913,107	85,066,644	95,104,657	100,337,765
Total de Pasivo y Patrimonio Neto	106,603,942	116,873,836	142,070,377	160,681,633	173,118,729

3. *ESTRUCTURA DE RESULTADOS.* **(cifras correspondientes a los estados consolidados y expresadas en pesos constantes – ver Nota 1)**

	31/12/2002	31/12/2001	31/12/2000	31/12/1999	31/12/1998
Resultado operativo ordinario	1,668,560	(3,152,560)	3,200,764	4,380,617	29,883,576
Resultado financieros	(14,064,468)	(6,617,450)	(5,024,912)	(5,125,223)	(3,129,183)
Otros (egresos) / ingresos	(354,084)	(928,898)	77,901	628,541	(1,260,483)
Resultado participación minoritaria	1,748	96	212	194	1,257
Resultado neto ordinario	(12,748,244)	(10,698,812)	(1,746,035)	(115,871)	25,495,167
Resultado extraordinario	0	(1,454,725)	0	2,520,111	0
Resultado participación minoritaria	0	0	0	0	0
Resultado neto	(12,748,244)	(12,153,537)	(1,746,035)	2,404,240	25,495,167



Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S. "SEC" File
N° 82-3941

4. DATOS ESTADÍSTICOS (1)

Volumen de unidades		31/12/2002		31/12/2001		31/12/2000		31/12/1999		31/12/1998	
		Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.
Producción	(2)	40,173	134,923	26,995	178,250	63,164	232,861	39,540	226,689	52,589	305,129
Ventas	(3)	41,063	137,478	23,990	123,219	62,452	186,682	42,551	152,545	32,452	163,469
- Locales		20,333	67,590	17,172	73,093						
Equipos c/aire		12,346	35,839	11,442	47,004						
Equipos s/aire		4,857	19,056	5,730	26,089						
Tableros		3,130	12,695	0	0						
- Exportación		20,730	69,888	6,818	50,126						

(1) A partir del presente periodo se exponen las unidades vendidas por ICSA como dato estadístico.
(2) Incluye aquella relacionada con Interclima S.A.
(3) No se incluyen las unidades vendidas entre las compañías.

5. INDICES

	31/12/2002	31/12/2001	31/12/2000	31/12/1999	31/12/1998
Liquidez	2.27	1.38	1.63	1.67	2.02
Endeudamiento	0.77	0.60	0.67	0.69	0.73
Rentabilidad ordinaria antes de impuesto a las ganancias	-0.2119	-0.1429	-0.0210	0.0300	0.3400

6. COTIZACIONES

ENE 02	ENE 01	FEB 02	FEB 01	MAR 02	MAR 01
4.10	4.30	4.10	4.20	4.10	4.20
ABR 02	ABR 01	MAY 02	MAY 01	JUN 02	JUN 01
4.50	4.00	4.60	3.95	4.30	4.10
JUL'02	JUL' 01	AGO'02	AGO'01	SET'02	SET'01
5.40	4.10	5.20	4.10	6.00	4.10
OCT'02	OCT' 01	NOV'02	NOV'01	DIC'02	DIC'01
7.30	4.10	10.00	4.10	10.20	4.10

7. PERSPECTIVAS

Evaluando los indicadores de actividad industrial, observamos que se les da énfasis a aquellos relacionados con actividades que han logrado sustituir importaciones, motivo que nos lleva a ser cautos en cuanto a las perspectivas para el corriente año.

Si bien se presenta como difícil la recuperabilidad del mercado interno, vemos con cierto optimismo la salida al exterior a través de la consolidación de los acuerdos con Chile, México y Brasil, que nos deberían permitir mantener y hasta aumentar ligeramente la producción de las fábricas.

Mirgor se encuentra bien posicionado para mejorar su nivel de actividad, gracias a los productos que abastece para los autos que se exportan y aquellos que están en etapas avanzadas de negociación referidos a la recuperación del mercado interno.

Río Grande, 10 de marzo de 2003.



Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S. "SEC" File
N° 82-3941

ESTADOS CONTABLES CORRESPONDIENTES AL EJERCICIO ECONOMICO N°32 INICIADO EL 1 DE ENERO DE 2002 Y FINALIZADO EL 31 DE DICIEMBRE DE 2002 COMPARATIVO CON EL EJERCICIO ANTERIOR

Domicilio legal: Einstein 1111 – Río Grande – Tierra del Fuego.

Actividad principal: Manufactura de acondicionadores de aire para rodados.

Fecha de Inscripción en el registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la primera reforma del estatuto: 1° de julio de 1994.
- De la última reforma del estatuto: 22 de agosto de 1997.

Número de registro en la Inspección General de Justicia (I.G.J.) 40.071

Fecha de vencimiento del Estatuto: 13 de abril de 2070.

Sociedad Controlante: Se expone en Nota 7 a los estados contables básicos.

Composición del capital: Ver nota 3 a los estados contables básicos.

	PESOS
20.000.000 de acciones ordinarias de valor nominal $0,10 c/u. Suscripto, integrado, emitido e inscripto en el Registro Público de Comercio.	2.000.000



Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S. "SEC" File
N° 82-3941

Información complementaria

ESTADO DE SITUACIÓN PATRIMONIAL CONSOLIDADO AL 31 DE DICIEMBRE DE 2002 Y 2001.

- Expresados en pesos – ver Nota 1

	2002	2001
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos	8,884,143	2,381,576
Inversiones	5,027,715	2,582,048
Créditos por ventas	8,815,691	15,839,041
Créditos fiscales	1,129,582	941,722
Otros créditos	2,879,258	1,200,179
Bienes de Cambio	40,771,305	37,556,320
TOTAL DEL ACTIVO CORRIENTE	67.507.694	60.500.886
ACTIVO NO CORRIENTE		
Otros Créditos	5,159,394	4,071,880
Créditos fiscales	6,258,117	13,155,962
Inversiones	31,906	74,307
Activos Intangibles - Nota 1.e.b)	363,476	768,424
Bienes de Uso - Nota 1.e.a)	27.283.355	38.302.377
TOTAL DEL ACTIVO NO CORRIENTE	39.096.248	56.372.950
TOTAL DEL ACTIVO	106.603.942	116.873.836

La nota 1 a los estados contables consolidados y las notas 1 a 13 a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.



Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S. "SEC" File
N° 82-3941

Información complementaria

ESTADO DE SITUACIÓN PATRIMONIAL CONSOLIDADO AL 31 DE DICIEMBRE DE 2002 Y 2001.

- Expresados en pesos — ver Nota 1

	2002	2001
PASIVO		
PASIVO CORRIENTE		
Deudas Comerciales	11,276,174	11,642,360
Deudas Bancarias	9,388,407	29,258,483
Deudas Sociales y Fiscales	1,098,746	1,575,181
Anticipos de clientes	6,743,000	0
Otras Deudas	160,029	1,479,232
Previsiones	1.056.099	0
TOTAL DEL PASIVO CORRIENTE	29.722.455	43.955.256
PASIVO NO CORRIENTE		
Deudas Bancarias	16.712.900	0
TOTAL DEL PASIVO NO CORRIENTE	16.712.900	0
TOTAL DEL PASIVO	46.435.355	43.955.256
Participación minoritaria	3.724	5.473
PATRIMONIO NETO	60.164.863	72.913.107
TOTAL DEL PASIVO Y PATRIMONIO NETO	106.603.942	116.873.836

La nota 1 a los estados contables consolidados y las notas 1 a 13 a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.



Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S. "SEC" File
N° 82-3941

Información complementaria

ESTADO DE RESULTADOS CONSOLIDADOS CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2002, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1

	2002	2001
Ventas netas		
(incluye beneficios fiscales de IVA por 15.096.560		
y de 14.803.377 respectivamente)	120,772,630	99,218,211
Costo de las mercaderías vendidas	(108,242,736)	(87,318,490)
UTILIDAD BRUTA	12,529,894	11,899,721
Gastos de Administración	(8,508,268)	(11,889,372)
Gastos de Comercialización	(2,310,669)	(3,120,516)
Otros Egresos / Ingresos	(354,084)	(928,898)
Resultados financieros y por tenencia		
Generados por activos	(5,627,012)	(2,503,110)
Generados por pasivos	(8,437,456)	(4,114,340)
Resultado por inversiones permanentes	(42,397)	(42,392)
SUBTOTAL	(12,749,992)	(10,698,907)
Resultado participación Terceros	1,748	96
RESULTADO ORDINARIO NETO DEL EJERCICIO	(12,748,244)	(10,698,811)
RESULTADO EXTRAORDINARIO DEL EJERCICIO	0	(1,454,725)
PERDIDA NETA DEL EJERCICIO	(12,748,244)	(12,153,536)

La nota 1 a los estados contables consolidados y las notas 1 a 13 a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.



Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S. "SEC" File
N° 82-3941

Información complementaria

ESTADO DE ORIGEN Y APLICACIÓN DE FONDOS CONSOLIDADOS CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2002, COMPARATIVO CON EL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1

	2002	2001
FONDOS GENERADOS POR (APLICADOS A) LAS OPERACIONES		
Resultado ordinario del ejercicio	(12,748,244)	(10,698,811)
Ajustes para conciliar resultado del ejercicio con los fondos generados por (aplicados a) las operaciones		
Amortizaciones	5,602,433	5,869,383
Resultado por venta de bienes de uso	409,531	(26,008)
Participación minoritaria	(1,749)	(96)
Previsión para desvalorización de inventarios	3,846,641	151,597
Resultado por inversiones a corto plazo	694	0
Resultado por inversiones permanentes	42,397	42,392
Previsión para contingencias	1,056,099	0
Desvalorización anticipos de Bs. Uso por Exp. a la inflación	692,681	0
Variaciones de Activo y Pasivo:		
Créditos por ventas	7,023,350	7,267,689
Bienes de cambio	(7,061,630)	3,528,051
Deudas comerciales	(366,186)	(41,014,984)
Deudas bancarias	(1,694,512)	0
Deudas sociales y fiscales (neto de créditos)	6,233,550	(1,467,892)
Anticipos de clientes	6,743,000	0
Otros	(4.085.786)	1.607.067
FONDOS GENERADOS POR (APLICADOS A) LAS OPERACIONES	5.692.269	(34.741.612)
Resultado extraordinario del ejercicio		
Ajustes para conciliar resultado del ejercicio con los fondos generados por (aplicados a) las operaciones		
Resultado extraordinario	0	(1.454.725)
FONDOS GENERADOS POR (APLICADOS A) LAS OPERACIONES EXTRAORDINARIAS	0	(1.454.725)



Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S. "SEC" File
N° 82-3941

Información complementaria

ESTADO DE ORIGEN Y APLICACIÓN DE FONDOS CONSOLIDADOS CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2002, COMPARATIVO CON EL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1

	2002	2001
FONDOS APLICADOS A LAS ACTIVIDADES DE INVERSIÓN		
Adquisición de bienes de uso	(393,267)	(1,983,175)
Venta de bienes de uso	5,112,591	51,576
Inversión en desarrollo	0	(246,536)
FONDOS GENERADOS POR (APLICADOS A) LAS LAS ACTIVIDADES DE INVERSIÓN	4,719,324	(2,178,135)
Ingreso por préstamo a corto plazo	0	29,258,483
Cancelación deuda	(1.462.664)	0
FONDOS APLICADOS A (GENERADOS POR) LAS ACTIVIDADES FINANCIERAS	(1,462,664)	29,258,483
Variación neta de caja, bancos y equivalentes	8,948,929	(9,115,989)
Caja, Bancos y equivalentes al comienzo del ejercicio	4.962.342	14.078.331
Caja, Bancos y equivalentes al final del ejercicio	13.911.271	4.962.342

La nota 1 a los estados contables consolidados y las notas 1 a 13 a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE DICIEMBRE DE 2002 Y 2001.
- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Normas contables aplicables.

Los estados contables al 31 de Diciembre de 2002 y 2001 han sido preparados de acuerdo con los lineamientos de la Resolución General Nro. 368 y sus modificatorias, de la Comisión Nacional de Valores, las que se encuadran dentro de las normas contables profesionales vigentes, con las restricciones y ampliaciones establecidas en el Anexo I al libro N° 7 " Régimen Informativo " de dicha resolución.

b) Síntesis de los criterios de valuación y exposición:

Los criterios de valuación y exposición de los estados contables consolidados son similares a los expuestos en la nota 1 a los estados contables básicos, excepto por la valuación de las inversiones en sociedades controladas que en los presentes estados han sido incorporados línea por línea siguiendo los criterios de la resolución técnica Nro 4 de la FACPCE, con las eliminaciones que correspondiere.

c) Bases de Consolidación:

Siguiendo el procedimiento establecido en la Resolución Técnica N°4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, MIRGOR S.A.C.I.F.I.A ha consolidado línea por línea sus estados contables al 31 de Diciembre de 2002 y 2001 con los de su controlada Interclima Sociedad Anónima, en la que posee los votos necesarios para formar la voluntad social.

Los datos que reflejan el control societario son los siguientes:

Sociedad controlada	% de participación en el capital ordinario y en votos posibles al 31/12/2002	Fecha de cierre del ejercicio
Interclima Sociedad Anónima	99,9667	31/12/02

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE DICIEMBRE DE 2002 Y 2001.
- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

d) Estados Contables Utilizados en la Consolidación

Para la preparación de los estados consolidados al 31 de Diciembre de 2002 y 31 de Diciembre de 2001 se utilizaron los estados contables de Interclima Sociedad Anónima que a la fecha señalada cuentan con la auditoria de Henry Martín, Lisdero y Asociados, los que han emitido el correspondiente informe de auditoria con salvedades determinadas e indeterminadas de fecha 10 de marzo de 2003.

e) Evolución de activos significativos:

	31-12-02	31-12-01
a) Bienes de Uso:	$	$
Saldo al comienzo del ejercicio	37.619.697	41.931.754
Altas	383.267	1.983.175
Bajas (neto de amortizaciones)	(5.522.122)	(275.139)
Amortizaciones	(5.197.487)	(5.337.413)
Saldo al cierre del ejercicio	27.283.355	38.302.377
b) Bienes Intangibles	$	$
Saldo al comienzo del ejercicio	768.422	1.053.858
Altas	0	246.536
Amortizaciones	(404.946)	(531.970)
Saldo al cierre del ejercicio	363.476	768.424

ANEXO "C"

ACCIONES, DEBENTURES, OTROS TITULOS EMITIDOS EN SERIE Y PARTICIPACIÓN EN SOCIEDAD POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2002 COMPARATIVO CON EL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1.a)

2002														2001
							Información sobre el emisor							
								Últimos estados contables emitidos						
Denominación y característica de los valores	Valores Nominales	Cantidades	Valores de costo	Valor patrimonial proporcional	Mayor valor de la inversión (Nota 1.c)	Valores de libros	Actividad Principal	Fecha	Capital	Rdo del ejercicio	P. Neto	% del partipac. s/ capital social		Valor de libros
Inversiones corrientes:														
Baesa	1.0	246	707,055			587								1,281
Total inversiones corrientes						587								1,281
Inversiones no corrientes: Soc. Art. 33 - Ley 19.550:														
INTERCLIMA Sociedad Anónima	1	11,996	8,751,091	11,084,349	31,906	11,116,255	Fabricación de autopartes e intercambiadores p/ equipos de aire acondicionado y calefacción	31/12/02	12,000	(5,250,542)	11,183,538	99.97%		16,393,081
Total Inversiones no corrientes						11,116,255								16,393,081
Total Inversiones						11,116,842								16,394,362

U.S. "SEC" File
N° 82-3941

ANEXO "H"

INFORMACIÓN REQUERIDA POR EL APARTADO I INCISO b) DEL ART. 64 DE LA LEY NRO. 19.550 CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2002 COMPARATIVO CON EL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1.a)

Rubros	2002				2001
	Costos de producción	Gastos de administración	Gastos de comercialización	Total	Total
Sueldos y jornales	4,841,337	2,284,077	488,188	7,613,602	14,996,343
Contribuciones y beneficios sociales	882,659	756,859	120,509	1,760,027	2,815,519
Seguros	456,837	127,877	10,129	594,843	637,751
Honorarios y gastos de capacitación	176,746	444,122	32,725	653,593	1,236,574
Impuestos, tasas y contribuciones	407,325	429,674	326,982	1,163,981	1,909,633
Otros gastos varios de administración	0	2,117,082	0	2,117,082	3,164,564
Amortizaciones bienes de uso	3,165,845	2,035,415	88,013	5,289,273	5,429,199
Amortizaciones intangibles	0	313,162	0	313,162	440,184
Gastos varios de producción	1,458,642	0	0	1,458,642	2,761,906
Gastos de nacionalización y despacho	4,280,264	0	0	4,280,264	4,072,555
Transportes, fletes y acarreos	9,422,562	0	464,333	9,886,895	9,011,270
Otros gastos de comercialización	0	0	779,790	779,790	782,649
TOTALES 2002	25,092,217	8,508,268	2,310,669	35,911,154	
TOTALES 2001	32,248,258	11,889,374	3,120,515		47,258,147

U.S. "SEC" File
N° 82-3941



Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S. "SEC" File
N° 82-3941

ESTADO DE SITUACIÓN PATRIMONIAL AL 31 DE DICIEMBRE DE 2002 Y 2001

\- Expresados en pesos - ver Nota 1.a)

	2002	2001
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos - Nota 2	8,080,726	2,373,496
Inversiones - Nota 2	5,027,715	2,582,048
Créditos por ventas - Nota 2	8,125,400	15,389,555
Créditos Fiscales - Nota 2.	953,268	553,149
Otros Créditos - Nota 2	2,579,467	1,162,426
Bienes de Cambio - Nota 2	38,732,199	35,427,418
TOTAL DEL ACTIVO CORRIENTE	63,498,775	57,488,092
ACTIVO NO CORRIENTE		
Inversiones Soc. Art. 33 Ley 19.550 - Anexo C	11,116,255	16,393,081
Créditos Fiscales - Nota 2	2,822,156	7,317,618
Otros Créditos - Nota 2	3,923,148	2,191,321
Bienes de Uso - Anexo A	24,743,024	35,257,345
Activo Intangibles - Anexo B	264,228	577,390
TOTAL DEL ACTIVO NO CORRIENTE	42,868,811	61,736,755
TOTAL DEL ACTIVO	106,367,586	119,224,847

Las notas 1 a 13 son parte integrante de estos estados contables.



Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S. "SEC" File
N° 82-3941

ESTADO DE SITUACIÓN PATRIMONIAL AL 31 DE DICIEMBRE DE 2002 Y 2001

- Expresados en pesos – ver Nota 1.a)

	2002	2001
PASIVO		
PASIVO CORRIENTE		
Deudas Comerciales - Nota 2	9,824,468	11,073,978
Deudas Sociales y Fiscales - Nota 2	1,010,015	1,409,635
Deudas Bancarias - Nota 2	9,388,407	29,258,483
Anticipo clientes - Anexo G	6,743,000	0
Otras Deudas - Nota 2	1,467,834	3,661,332
Previsiones - Anexo E	1,056,099	0
TOTAL DEL PASIVO CORRIENTE	29,489,823	45,403,428
PASIVO NO CORRIENTE		
Deudas Bancarias - Nota 2	16,712,900	0
Otras Deudas - Nota 2	0	908,312
TOTAL DEL PASIVO NO CORRIENTE	16,712,900	908,312
TOTAL DEL PASIVO	46,202,723	46,311,740
PATRIMONIO NETO (Según estado respectivo)	60,164,863	72,913,107
TOTAL DEL PASIVO Y PATRIMONIO NETO	106,367,586	119,224,847

Las notas 1 a 13 son parte integrante de estos estados contables.



Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S. "SEC" File
N° 82-3941

ESTADO DE RESULTADOS CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2002, COMPARATIVO CON EL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1.a)

	2002	2001
Ventas netas		
(incluye beneficios fiscales de IVA por 15.096.560 y de		
14.789.608 respectivamente) - Nota 5.e	109,235,460	92,684,514
Costo de las mercaderías vendidas - Anexo F	(99,635,922)	(82,186,842)
UTILIDAD BRUTA	9,599,538	10,497,672
Gastos de Administración - Anexo H	(8,291,992)	(11,663,939)
Gastos de Comercialización - Anexo H	(2,288,808)	(3,102,611)
Otros Ingresos	412,186	360,256
Resultados financieros y por tenencia		
Generados por activos - Nota 4	2,004,431	(2,390,902)
Generados por pasivos - Nota 4	(8,906,780)	(4,077,831)
Resultado ordinario por inversiones permanentes	(5,276,819)	(321,456)
RESULTADO ORDINARIO NETO DEL EJERCICIO	(12,748,244)	(10,698,811)
RESULTADO EXTRAORDINARIO - Nota 13	0	(1,454,725)
PERDIDA NETA DEL EJERCICIO	(12,748,244)	(12,153,536)

Las notas 1 a 13 son parte integrante de estos estados contables.



Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

ESTADO DE EVOLUCIÓN DEL PATRIMONIO NETO CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2002 COMPARATIVO CON EL EJERCICIO ANTERIOR.

\- Expresadas en pesos – ver Nota 1.a)

DETALLE	2002											2001
	Capital Social	Ajuste del capital social	Ajustes no capitalizados	Ajustes aportes no capitalizados	Primas de emisión	Total	Ganancias reservadas			Resultados no asignados	Total	Total
							Reserva legal	Otras reservas (*)	Total			
Saldos al inicio del ejercicio	2,000,000	4,110,670	497	708	5,205,005	11,316,880	2,263,376	73,166	2,336,542	59,259,685	72,913,107	85,066,643
Resultado neto del ejercicio										(12,748,244)	(12,748,244)	(12,153,536)
Saldos al 31 de Diciembre de 2002	2,000,000	4,110,670	497	708	5,205,005	11,316,880	2,263,376	73,166	2,336,542	46,511,441	60,164,863	
Saldos al 31 de Diciembre de 2001	2,000,000	4,110,670	497	708	5,205,005	11,316,880	2,263,376	73,166	2,336,542	59,259,685		72,913,107

(*) Ver nota 3.b-

Las notas 1 a 13 son parte integrante de estos estados contables.

U.S. "SEC" File
N° 82-3941

ESTADO DE ORIGEN Y APLICACIÓN DE FONDOS CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DICIEMBRE DE 2002, COMPARATIVO CON EL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1.a)

	2002	2001
FONDOS APLICADOS A LAS OPERACIONES		
RESULTADO ORDINARIO NETO DEL EJERCICIO	(12,748,244)	(10,698,811)
Ajustes para conciliar el resultado neto del ejercicio con los fondos generados por (aplicados a) las operaciones:		
Amortizaciones	4,983,377	5,301,877
Resultado por venta de bienes de uso	409,531	(26,008)
Previsión para desvalorización de inventarios	3,537,472	99,656
Resultado por inversiones a corto plazo	694	0
Resultado por inversiones permanentes	5,276,819	321,456
Previsión para contingencias	1,056,099	0
Desvalorización anticipos de bs. Uso por exp. a la inflación	686,487	0
Variaciones en activos y Pasivos:		
Créditos por ventas	7,264,155	6,590,200
Bienes de cambio	(6,842,253)	3,059,463
Deudas comerciales	(1,249,510)	(40,692,442)
Deudas bancarias	(1,694,512)	0
Deudas sociales y fiscales (neto de créditos)	3,695,723	421,562
Anticipos de clientes	6,743,000	0
Otros	(6,250,670)	575,810
FONDOS GENERADOS POR (APLICADOS A) LAS OPERACIONES	4,868,168	(35,047,237)
RESULTADO EXTRAORDINARIO DEL EJERCICIO	-	(1,454,725)
FONDOS APLICADOS A LAS OPERACIONES EXTRAORDINARIAS	-	(1,454,725)

Las notas 1 a 13 son parte integrante de estos estados contables.



U.S. "SEC" File
N° 82-3941

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

ESTADO DE ORIGEN Y APLICACIÓN DE FONDOS CORRESPONDIENTE AL EJERCICIO *FINALIZADO EL 31 DE DICIEMBRE DE 2002, COMPARATIVO CON EL EJERCICIO ANTERIOR.*

- Expresados en pesos – ver Nota 1.a)

	2002	2001
FONDOS APLICADOS A LA ACTIVIDAD DE INVERSION		
Adquisición de bienes de uso	(364,503)	(1,585,516)
Venta de bienes de uso	5,112,591	51,576
Inversión en desarrollos	0	(246,536)
FONDOS GENRADOS POR (APLICADOS A) LAS ACTIVIDADES DE INVERSION	4,748,088	(1,780,476)
FONDOS GENERADOS POR (APLICADOS A) LAS ACTIVIDADES FINANCIERAS		
Ingreso por préstamos a corto plazo	0	29,258,483
Cancelación deuda	(1,462,664)	0
FONDOS (APLICADOS A) GENERADOS POR LAS ACTIVIDADES FINANCIERAS	(1,462,664)	29,258,483
Variación neta de caja, bancos y equivalentes	8,153,592	(9,023,955)
Caja, Bancos y equivalentes al comienzo del ejercicio	4,954,262	13,978,217
Caja, Bancos y equivalentes al final del ejercicio	13,107,854	4,954,262

Las notas 1 a 13 son parte integrante de estos estados contables.


Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Reexpresión en moneda constante.

La Sociedad presenta sus estados contables en moneda constante, siguiendo el método de reexpresión establecido en la Resolución Técnica N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.), mediante el empleo de coeficientes de ajuste derivados del índice de precios internos al por mayor (IPIM) del Instituto Nacional de Estadísticas y Censos y de acuerdo con las modalidades establecidas en la Resolución General N° 415 de la Comisión Nacional de Valores.

De acuerdo con el método mencionado, las mediciones contables fueron reexpresadas por el cambio en el poder adquisitivo de la moneda hasta el 31 de agosto de 1995. A partir de dicha fecha, en base a las condiciones de estabilidad económica prevaleciente y de acuerdo con lo requerido por la Resolución General N° 272 de la Comisión Nacional de Valores y aceptado por las normas contables profesionales, las menciones contables no fueron reexpresadas hasta el 31 de diciembre de 2001. En virtud de la Resolución General N° 415 de la Comisión Nacional de Valores, se reanudó la aplicación del método con efectos a partir del 1 de enero de 2002, considerándose las mediciones contables anteriores a esta fecha expresadas en moneda del 31 de diciembre de 2001.

b) Criterios de exposición contable

A partir del período cerrado el 30 de Junio de 2001, y como consecuencia de la sanción de la Resolución N° 368, y sus modificatorias, de la Comisión Nacional de Valores, la sociedad ha modificado el ordenamiento formal de los estados contables, exponiendo en primer término los estados contables consolidados y en segundo lugar los básicos. Dicha modificación no implica considerar a los estados contables consolidados como información principal, sino por el contrario los mismos continúan constituyendo información complementaria, tal cual lo dispone el segundo párrafo del artículo 62 de la Ley 19.550.

c) Criterios de valuación

Los principales criterios de valuación utilizados en la preparación de los estados contables fueron los siguientes:

- Caja y bancos, inversiones corrientes, créditos por ventas, otros créditos y pasivos:

- En moneda nacional: a su valor nominal al cierre del ejercicio, incluyéndose de corresponder, los intereses devengados explícitos o implícitos a dichas fechas.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

- En moneda extranjera: a su valor nominal en moneda extranjera más los intereses explícitos o implícitos devengados al cierre del ejercicio, convertidos a los tipos de cambio vigentes a dichas fechas para la liquidación de estas operaciones. Las diferencias de cambio fueron imputadas a los resultados del ejercicio.

- Bienes de cambio:

- Las materias primas (incluyendo aquellas en tránsito) fueron valuadas a sus valores de reposición al cierre del ejercicio. La valuación al cierre del ejercicio no supera los precios de plaza a esa fecha. Asimismo, los bienes importados se valúan al costo de reposición considerando el tipo de cambio vigente al cierre del ejercicio.
- Los productos elaborados fueron valuados a su costo de reproducción al cierre del ejercicio con límite en su valor neto de realización.

- Inversiones no corrientes:

- Sociedades Art. 33 – Ley 19.550: a su valor patrimonial proporcional de acuerdo con lo establecido por la Resolución Técnica Nro. 5 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, el que fue calculado en base a los estados contables al 31 de Diciembre de 2002 de Interclima S.A., los cuales han sido auditados por Henry Martín, Lisdero y Asociados, habiéndose emitido sobre ellos un informe de auditoria con salvedades determinadas e indeterminadas de fecha 10 de marzo de 2003.

Por otra parte, en la determinación del valor proporcional fueron considerados los ajustes necesarios para adaptar los criterios de valuación de la Sociedad controlada a los de la Sociedad y la diferencia entre el monto efectivamente pagado y el señalado valor patrimonial fue imputada de la siguiente manera:

- La porción relacionada con mayor valor del mercado de los bienes de uso de la controlada respecto del valor de libros se incluyó como valor de la inversión.

El resultado por la participación en la Sociedad controlada se incluye en línea separada en el estado de resultados. Ver apartado b) Impuesto a las ganancias – Impuesto a las ganancias mínimas presuntas.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

- Bienes de Uso

Los bienes de uso se encuentran valuados a su costo reexpresado mediante la utilización de los índices I.P.I.M.N.G. hasta el 31 de Agosto de 1995 e I.P.I.M. por el ejercicio de Enero a Diciembre de 2002, menos las correspondientes amortizaciones acumuladas. Las amortizaciones se calculan aplicando tasas constantes calculadas en base a la vida útil estimada de los respectivos bienes. Como parte integrante de este rubro se incluyen aquellos bienes destinados a la locación. Los valores así determinados no exceden, para cada grupo homogéneo de bienes, su valor recuperable.

- Activos Intangibles

- Gastos de investigación y desarrollo; Licencias vinculadas a nuevos productos, reexpresados en moneda constante mediante la utilización de los índices I.P.M.N.G. hasta el 31 de Agosto de 1995 e I.P.I.M. por el ejercicio Enero a Diciembre de 2002, menos las correspondientes amortizaciones acumuladas. Estos importes se amortizan aplicando tasas constantes para extinguir dichos valores en un período de tres años a partir del lanzamiento al mercado de los nuevos productos.

- Previsiones:

- Deducidas del activo:

  a) Para deudores incobrables: se han constituido para regularizar y adecuar la valuación de los créditos por ventas, sobre una base de análisis individual de aquellos que prestan índices de incobrabilidad.

  b) Desvalorización de cambio: se ha calculado teniendo en cuenta el valor recuperable de los ítems deteriorados, obsoletos o de lento movimiento.

- Incluidas en el Pasivo:

  - Para contingencias: ver nota 11

- Cuentas de patrimonio neto:

- Se encuentran reexpresadas de acuerdo con el método descripto en el apartado a) de la presente nota, excepto la cuenta "Capital Social – Valor Nominal ", la cual se ha mantenido por su valor de origen. El ajuste derivado de su reexpresión en moneda del 31 de agosto de 1995 y del 31 de Diciembre de 2002 se expone en la cuenta "Ajuste del Capital".

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

- Cuentas del estado de resultados

- Las cuentas de resultados han sido anticuadas por períodos mensuales y luego actualizadas de acuerdo con lo indicado en la Nota 1.a).
- Los resultados de inversiones permanentes fueron calculados de acuerdo con el método del valor patrimonial proporcional, aplicando el porcentaje de participación de la Sociedad sobre los resultados de la controlada, correspondientes al mismo período de tiempo que el de la Sociedad y deduciendo los resultados no transcendidos a terceros. Asimismo se incluyen en este concepto los ajustes necesarios para adaptar los criterios de valuación de la sociedad mencionada, a la controlada.
- Los resultados financieros y por tenencia incluyen las diferencias de cambio, como así también el resultado por tenencia de bienes de cambio, los intereses y los resultados por exposición al cambio en el poder adquisitivo de la moneda.
- Se procedió a segregar los componentes financieros implícitos en aquellos casos que resultaron significativos.

- Impuesto a las Ganancias – Impuesto a las ganancias mínimas presuntas.

a. Situación de MIRGOR S.A.

En el presente ejercicio no se constituyó una provisión por el impuesto a las ganancias, debido a que el resultado fiscal arrojó quebranto calculado de acuerdo con las normas vigentes.
No se ha considerado el efecto que pudiera resultar de la aplicación del método de impuesto diferido, por no resultar el mismo obligatorio, de acuerdo con las normas contables profesionales vigentes.
No se constituyó una provisión por el impuesto a las ganancias mínimas presuntas, debido a que de acuerdo con la Ley de Competitividad, a la cual la sociedad se adhirió (Ver Nota 5), por lo cual se ha eximido a la empresa del pago del mismo, y cuya vigencia se extiende hasta el 30 de Junio de 2003.

b. Situación en la controlada ICSA

Interclima S.A. no ha provisionado monto alguno en carácter de impuesto a las ganancias, por entender que están dadas las condiciones macroeconómicas de la Argentina para practicar el Ajuste por Inflación Impositivo, previsto en la ley del gravamen.



NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

La Empresa confeccionará y presentará la declaración jurada correspondiente al gravamen por el período fiscal 2002, conteniendo dicho ajuste, lleva a determinar un quebranto aproximado de $5.000.000.

De no practicar el ajuste por inflación impositivo, la Empresa determinaría un impuesto a las ganancias por el ejercicio 2002, de aproximadamente $ 720.000, (luego del cómputo de quebrantos de períodos anteriores).

Interclima S.A. interpondrá un recurso ante el Poder Judicial a los efectos de contar con la protección jurisdiccional correspondiente, al entender que debido a la alta inflación que afectó al ejercicio 2002 debe dejarse sin efecto el artículo 39 de la ley N° 24.073 del año 1992, que estableció el índice aplicable para el ajuste por inflación impositivo en el valor de 1.00 (uno) y suspendió en los hechos tal ajuste en la base imponible, incorporado a la legislación en un contexto económico totalmente distinto al de este ejercicio. En consecuencia, dicho pasivo ($ 720.000) no ha sido registrado en los presentes estados contables, por lo cual la inversión no considera dicho menor valor.

- Estado de origen y aplicación de fondos

De acuerdo con lo previsto en la Resolución N°368 de la Comisión Nacional de Valores, se incluye como estado básico al Estado de Origen y Aplicación de Fondos. La Sociedad preparó dicho estado de acuerdo con el método indirecto, partiendo del resultado neto del ejercicio y sumándole o deduciéndole, según corresponda, aquellas partidas que intervinieron en su determinación pero que no afectaron los fondos y los cambios en activos y pasivos, como así también los fondos "generados por" o "aplicados a" las actividades de "inversión" y de "financiación". La Sociedad ha considerado como concepto de "fondos" al rubro caja y bancos, más las inversiones de rápida conversión en efectivo (colocaciones originales menores a tres meses de plazo).

d) Nuevas Normas Contables

La Comisión Nacional de Valores (CNV) ha emitido con fecha 14 de enero de 2003, la Resolución General N° 434, según la cual adopta, con ciertas excepciones y con vigencia obligatoria para ejercicios que se inicien a partir del 1° de enero de 2003, las nuevas normas contables aprobadas por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) (Resoluciones Técnicas Nros. 16 a 20 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, con las modificaciones incorporadas por las Resoluciones C.D. Nros. 238/01, 243,01, 261/01, 262/01, 187/02 y M.D. 32/02 del CPCECABA).

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

Dichas normas contables introducen cambios de criterios de medición de la situación patrimonial y los resultados de la Sociedad y nuevos requerimientos de exposición. Los cambios que pueden resultar de mayor relevancia para la Sociedad incluyen la determinación del valor actual de sus créditos fiscales, la cuantificación del impuesto a las ganancias por el método de lo diferido, las restricciones en cuanto al reconocimiento de activos intangibles y otros aspectos en materia de revelación como ser utilidades por acción, información por segmentos, etc.

Los efectos de los cambios de normas contables al comienzo de su primer ejercicio de aplicación deben ser registrados en forma retroactiva (afectan los saldos al inicio del primer ejercicio presentado). Dada la reciente emisión de la resolución de la CNV, a la fecha de aprobación de los presentes estados contables, la Dirección de la Sociedad no ha concluido el análisis de los efectos involucrados en estos cambios y, por consiguiente, no ha definido las alternativas a ser aplicadas en los casos así previstos por las nuevas normas.

NÓTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	2002	2001
ACTIVO CORRIENTE		
Caja y Bancos		
Caja y fondo fijo moneda nacional	10,160	19,677
Caja moneda extranjera	46,209	8,340
Bancos moneda nacional	7,731,774	2,174,632
Bancos moneda extranjera	292,583	170,847
	8,080,726	2,373,496
Inversiones		
Titulos y Acciones	587	1,281
Caja de ahorro y otros en moneda ext.	5,026,168	2,578,412
Caja de ahorro en moneda nacional y otros	960	2,355
	5,027,715	2,582,048
Créditos por ventas		
Deudores por ventas	8,211,123	15,555,292
Deudores por ventas moneda extranjera	0	21,319
Previsión deudores incobrables	(85,723)	(187,056)
	8,125,400	15,389,555
Créditos fiscales		
IVA crédito fiscal	929,911	524,420
Otros	23,357	28,729
	953,268	553,149
Otros Créditos		
Documentos a Cobrar	1,502,240	0
Intereses a Devengar	(77,673)	0
Otros	1,154,900	1,162,426
	2,579,467	1,162,426

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	2002	2001
Bienes de cambio		
Productos elaborados	11,084,183	12,636,102
Materia prima	30,014,420	22,742,985
Materia prima en tránsito	2,912,752	2,515,574
Existencia al cierre	44,011,355	37,894,661
Anticipo a proveedores en moneda nacional - Nota 8	784,567	141,160
Anticipo a proveedores en moneda extranjera	758,437	676,285
Previsión para desvalorización	(6,822,160)	(3,284,688)
	38,732,199	35,427,418
ACTIVO NO CORRIENTE		
Créditos Fiscales		
Ahorro obligatorio	8,539	18,633
I.V.A. Crédito fiscal	348,208	2,287,866
Impuesto a la ganancia Mínima Presunta	1,422,180	3,015,677
Beneficios promocionales a cobrar - Nota 5.c)	918,300	1,132,246
Otros	124,929	863,196
	2,822,156	7,317,618
Otros Créditos		
Reintegros a cobrar en moneda nacional - Nota 5	1,004,226	2,191,321
Documentos a Cobrar	3,384,960	0
Intereses a Devengar	(466,038)	0
	3,923,148	2,191,321



Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S. "SEC" File
N° 82-3941

NÓTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	2002	2001
PASIVO CORRIENTE		
Deudas Comerciales		
En moneda local	4,934,562	2,909,745
Deudas comerciales Soc. Art. 33 ley 19.550 - Nota 8	0	479,462
En moneda extranjera	4,889,906	7,684,771
	9,824,468	11,073,978
Deudas Sociales y Fiscales		
Deudas sociales	466,856	607,521
Deudas fiscales	543,159	802,114
	1,010,015	1,409,635
Deudas Bancarias		
En moneda local		
Préstamos Financieros	4,911,820	0
En moneda extranjera		
Préstamos Financieros	4,476,587	29,258,483
	9,388,407	29,258,483
Otras Deudas		
Sociedad Art. 33 Ley 19.550 -Nota 8	1,307,805	2,182,099
Otras - Anexo G	160,029	1,479,233
	1,467,834	3,661,332
PASIVO NO CORRIENTE		
Deudas Bancarias		
En moneda local		
Préstamos Financieros	2,787,300	0
En moneda extranjera		
Préstamos Financieros	13,925,600	0
	16,712,900	0
Otras deudas		
Sociedad Art. 33 Ley 19.550 -Nota 8	0	908,312
	0	908,312



Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S. "SEC" File
N° 82-3941

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 3 – ESTADO DE CAPITALES – PATRIMONIO NETO

a) Estado de Capitales

De acuerdo con lo dispuesto por la modificación al estatuto de la Sociedad, aprobado por la Asamblea General Extraordinaria de Accionistas del 27 de mayo de 1994, el capital de la Sociedad se incrementó de 3,20 a 2.000.000-

El mismo está representado por 20.000.000 de acciones ordinarias escriturales, de valor nominal 0,10 y se encuentra totalmente inscripto, suscripto e integrado.

Las acciones de la Sociedad fueron convertidas en tres clases, como se detalla a continuación:

Clase de acciones	Votos
Clase "A"	Con derecho a tres (3) votos c/u.
Clase "B"	Con derecho a tres (3) votos c/u.
Clase "C"	Con derecho a un (1) voto c/u.

Cada una de las acciones Clases A, B y C tienen los mismos derechos para el cobro de dividendos.

La estructura del capital al 31 de Diciembre de 2002 y 2001, era la siguiente:

Clase de acciones	Cantidad
Clase "A"	5.200.000
Clase "B"	5.200.000
Clase "C"	9.600.000
TOTAL	20.000.000

b) Otras reservas – para futuros dividendos.

Se incluye en este rubro las decisiones de las Asambleas de Accionistas del 24 de mayo de 1995, del 22 de mayo de 1998 y 29 de abril de 1999, las que aprobaron la constitución de una reserva para futuros dividendos de 18.646.279, 7.637.348 y 8.291.978, respectivamente; quedando a disposición del Directorio para que éste, de considerarlo oportuno, la afectara al pago de Dividendos en efectivo. Con fecha 14 de julio de 1995, 12 de mayo de 1998, 12 de julio de 1999, 13 de diciembre de 1999, el 18 de julio de 2000 y el 15 de diciembre de 2000, el Directorio aprobó los pagos de 9.299.191, de 9.273.922, de 3.818.674, de 3.818.674, de 4.145.989 y de 4.145.989 respectivamente.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 4 – APERTURA DE RESULTADOS FINANCIEROS Y POR TENENCIA

La composición del rubro por los períodos finalizados el 31 de Diciembre de 2002 y de 2001, fue la siguiente:

	2002		2001	
	Generados por		Generados por	
	Activos	Pasivos	Activos	Pasivos
	(Pérdida) Ganancia	(Pérdida) Ganancia	(Pérdida) Ganancia	(Pérdida) Ganancia
Intereses (1)	49,180	2,267,590	1,195,714	(3,290,671)
Diferencia de cambio	(4,326,004)	(13,273,582)	0	(787,160)
Resultado por tenencia				
- Bienes de cambio -	16,391,944		(401,196)	
- Previsiones	(2,523,826)		0	
Resultado por exposición al cambio en el poder adquisitivo de la moneda	(7,189,860)	2,099,212	0	0
- Inversiones corrientes y créditos fiscales - Nota 5.c	(397,003)		(3,185,420)	
Subtotal	2,004,431	(8,906,780)	(2,390,902)	(4,077,831)
Total	(6,902,349)		(6,468,733)	

(1) Incluye $ 1.056.099

NOTA 5 – REGIMEN IMPOSITIVO

La Sociedad se encuadra en los siguientes Regímenes:

- De promoción Industrial, establecido por la Ley Nacional N°19.640 del año 1972, por desarrollar actividades en la Provincia de Tierra del Fuego. En tal sentido, la Sociedad goza de ciertos beneficios impositivos y aduaneros hasta el año 2013, que incluyen:

  a) Impuesto a las *Ganancias:* Mediante el Decreto N°1395/94 el Poder Ejecutivo Nacional estableció que, a partir del 1° de septiembre de 1994, debe atribuirse como renta exenta del impuesto a las ganancias (cuya alícuota actual es del 35%) por las utilidades imputables a esa Provincia, el 85% (ver efecto del Decreto 615/97) del precio de venta al cliente.

  b) Impuesto al valor agregado (IVA): las ventas de la Sociedad están gravadas por el IVA a la tasa del 21% a partir de abril de 1995, que es cobrado a los clientes de Mirgor S.A.C.I.F.I.A.

NÓTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 5 – REGIMEN IMPOSITIVO– Continuación

El Decreto N°1395/94 dispuso que el crédito fiscal presunto, computable a partir del 1° de septiembre de 1994, equivale al que resulte de aplicar la tasa del gravamen sobre el 61,11% (ver efecto del Decreto 615/97) del precio neto de venta al cliente. Por lo tanto, la obligación tributaria se redujo al 8% del mismo a partir de abril de 1995.

c) Por medio de la Ley N°23.697 el Gobierno Nacional suspendió los beneficios tributarios durante los años 1989 y 1990. Como resultado de ello, la Sociedad efectuó pagos en concepto de Impuesto a los Capitales e Impuesto al Valor Agregado que, de acuerdo con la citada Ley, les serían reembolsados a través de bonos de crédito fiscal.

La Resolución General N°3838/94 de la Dirección General Impositiva reglamentó la forma para obtener los señalados bonos (certificados de crédito fiscal), la Sociedad contabilizó oportunamente dichos créditos por 1.511.787,90 (valor histórico sin reexpresar), en virtud de la diferencia surgida entre el importe originalmente contabilizado y la suma solicitada con fecha 27 de junio de 1995 de acuerdo con las normas de valuación de dicha resolución.

Con fecha 17 de septiembre de 1996 la Dirección General Impositiva notificó del dictamen en el cual reconoció un monto superior a favor de la Sociedad (2.194.141,99) (valor histórico sin reexpresar) como consecuencia de la aplicación en la actualización de un índice del mes anterior al utilizado por la Sociedad en la presentación original. Asimismo con respecto a la devolución de IVA – Proveedores queda registrado un crédito por 148.853,37 (valor histórico sin reexpresar) a ser tramitado por el régimen de recupero de IVA por exportación.

Teniendo en consideración que el 2 de mayo de 1996, el Ministerio de Economía y Obras y Servicios Públicos emitió la Resolución N°580/96, y que se trata de créditos anteriores al 1° de abril de 1991, la Sociedad decidió registrar el crédito reconocido al valor de cotización, vigente al cierre de cada período, de los Bonos de Consolidación de Deuda emitidos de conformidad con la Ley 23.982 y sus disposiciones reglamentarias.

Con fecha 19 de mayo de 1997, la Sociedad fue notificada por parte de la DGI de la conformidad provisoria del monto indicado en los apartados anteriores.

d) Derechos aduaneros (que para la Sociedad resulta aproximadamente 15%) y la tasa de estadística (equivalente al 3%) de todos los insumos importados empleados para sus operaciones en Tierra del Fuego que por los beneficios otorgados por la Ley 19.640 no son abonados.

NOTA 5 – REGIMEN IMPOSITIVO – Continuación

e) El ahorro obtenido por la Sociedad por los conceptos señalados en los apartados b) y d) son los siguientes:

	Períodos Finalizados el 31 de Diciembre de	
	2002	2001
Impuesto al Valor Agregado	15,096,560	14,789,608
Derechos aduaneros y tasa de estadística (monto aproximados)	9,018,071	6,861,441

Si bien la localización en la Provincia de Tierra del Fuego implica para la Sociedad gozar de los beneficios promocionales descriptos en los párrafos anteriores, tal situación origina por otra parte, incurrir en mayores costos tales como: salarios, comunicaciones, fletes, alquileres, viajes, etc.

El Decreto N°615/97 de fecha 7 de julio de 1997, modificatorio del Decreto N°1395/94 restituyó ciertos beneficios impositivos otorgados al amparo de la Ley de Promoción Industrial. En virtud de dicho decreto, el crédito fiscal presunto computable a partir del 1° de agosto de 1997, en el Impuesto al Valor Agregado equivale al que resulte de aplicar la tasa del gravamen (vigente al momento de la venta) sobre el precio neto de la venta al cliente. Asimismo, modificó el criterio en el impuesto a las Ganancias, dado que las ventas realizadas desde la Pcia. de Tierra del Fuego al Territorio Continental de la Nación gozan de la exención del 100% del impuesto previsto en el inciso a) del Art. 4° de la Ley 19.640-.

Los beneficios derivados de la presente nota no requieren para la sociedad el cumplimiento de compromisos adicionales, excepto la realización de las actividades pertinentes en Tierra del Fuego.

Con relación a los reintegros a cobrar en moneda nacional por exportaciones realizadas del continente a la Isla de Tierra del Fuego, debido a demoras en el pago por parte del Estado Nacional, la sociedad presentó una serie de solicitudes para el cobro de los mismos ante la Dirección General de Aduanas (Sección Regímenes Promocionales). A la fecha de emisión de los presentes Estados Contables, dicho reclamo continua en gestión administrativa.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2002 Y 2001.

- *Cifras expresadas en pesos - ver Nota 1.a)*

NOTA 5 – REGIMEN IMPOSITIVO – Continuación

- De competitividad, establecido por el Decreto Nacional N° 730/01 a los efectos de mejorar la competitividad y la generación de empleo en el país. Los principales beneficios que se establecieron para las empresas adheridas se detallan a continuación:
  a) Exención total del impuesto sobre los intereses pagados y el costo financiero del endeudamiento empresario;
  b) Exención total del impuesto a la ganancia mínima presunta;
  c) Cómputo como crédito fiscal en el impuesto al valor agregado de los montos abonados en concepto de contribuciones patronales sobre la nómina salarial con destino al Sistema Unico de Seguridad Social (SUSS).

  Los beneficios indicados en a) tienen vigencia a partir del 31 de Agosto de 2001, los señalados en b) y c) a partir del 1° de Julio de 2001. En los casos a) y b) el goce de los beneficios finalizan el 30 de Junio de 2003; y el señalado en c) finalizó el 30 de Noviembre de 2001.

NOTA 6 – CLIENTES SIGNIFICATIVOS Y ACUERDOS DE LICENCIA

Por los ejercicios finalizados al 31 de Diciembre de 2002 y 2001, las ventas de la Sociedad a sus clientes más significativos fueron las siguientes:

	2002	2001
Volkswagen Argentina S.A.	44%	36%
General Motor Argentina	16%	3%
Renault Argentina S.A.	8%	18%
Peugeot Citroen Argentina S.A.	6%	27%
Mercedez Benz	5%	4%

Una significativa parte de los productos de la Sociedad son realizados bajo acuerdos de licencia con Valeo Thermique Habilitacle.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 7 – SOCIEDAD CONTROLANTE

Sociedad Controlante: II Tevere S.A.

Domicilio legal: Paseo Colon 221, Piso 2 – Capital

Actividad principal: Inversora en acciones de otras sociedades.

Porcentaje de votos: 76,47%

Porcentaje de acciones: 52%

Con fecha 15 de julio de 1996 quedó concretada la transferencia del 40% de las acciones de II Tevere S.A. a favor de Valeo Climatisation, quien en forma indirecta participa del 20,8% del capital de MIRGOR S.A.C.I.F.I.A. y del 30,59% de los votos. El 6 de marzo de 1998, se concretó la transferencia del 10% de las acciones de II Tevere S.A. a favor de Valeo Climatisation; por lo cual la participación en MIRGOR S.A.C.I.F.I.A. se incrementó al 26%.

NOTA 8 – OPERACIONES CON SOCIEDADES ART. 33 – LEY N°19.550

En el transcurso de los ejercicios finalizados el 31 de Diciembre de 2002 y 2001, la Sociedad ha realizado operaciones de compras de mercaderías y otras operaciones con su controlada por 760.221 y 1.874.225 respectivamente. –

Con fecha 20 de agosto de 1998, el Directorio de la Sociedad, decidió efectuar un aporte irrevocable para futuros aumentos de capital, por la suma de 3.000.000, en INTERCLIMA S.A., a través de parte de la deuda que dicha compañía mantenía con la Sociedad.
Asimismo con fecha 29 de noviembre de 1999 el Directorio de la Sociedad decidió efectuar otro aporte irrevocable para futuros aumentos de capital, por la suma de 4.500.000, en INTERCLIMA S.A., a través de la deuda que dicha compañía mantenía con la Sociedad.
Al 31 de Diciembre de 2002 y 2001 los saldos a favor de MIRGOR y/o INTERCLIMA S.A. ascendían a:

	2002	2001
Anticipos a Proveedores – Corriente	49.112	0
Deudas Comerciales Corrientes	0	(479.462)
Deudas Soc Art. 33 Ley 19.550 – Corrientes	(1.307.805)	(2.182.099)
Deudas Sociedades Art. 33 Ley 19.550 – No Corrientes	0	(908.312)
TOTAL	(1.258.693)	(3.569.873)

NÓTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 9 – RETENCION DE IMPUESTO A LAS GANACIAS SOBRE DIVIDENDOS

Cuando se configure el pago de dividendos en exceso de la ganancia gravada conforme a las disposiciones de la ley de Impuesto a las Ganancias, se deberá retener con carácter de pago único y definitivo, el 35% sobre el referido excedente. En función del artículo sin número siguiente al artículo 69 de la mencionada Ley, la Sociedad no se encuentra obligada a efectuar retención alguna por este concepto.

NOTA 10 - LIBROS RUBRICADOS

Se detallan a continuación los libros con fecha de rúbrica posterior al de las operaciones respectivas:

Diario N°	Fecha de rúbrica	Operaciones del periodo
25	23 de Abril de 2001	21/02/01 al 31/03/01
26	23 de Abril de 2001	01/04/01 al 30/04/01
27	06 de Agosto de 2001	01/05/01 al 01/06/01
28	08 de Agosto de 2001	02/06/01 al 02/07/01
29	23 de Octubre de 2001	03/07/01 al 01/08/01
30	24 de Octubre de 2001	02/08/01 al 31/08/01
31	2 de Noviembre de 2001	31/08/01 al 03/10/01
32	2 de Noviembre de 2001	04/10/01 al 31/10/01
33	14 de Marzo de 2002	20/11/01 al 31/12/01
34	14 de Marzo de 2002	01/01/02 al 15/03/02
35	15 de mayo de 2002	15/03/02 al 15/05/02
37	21 de Febrero de 2003	01/07/02 al 28/08/02
38	21 de Febrero de 2003	28/08/02 al 30/09/02

Con relación a las operaciones del período 1 de Octubre al 31 de Diciembre de 2002, por razones de índole administrativas, a la fecha no se encuentran transcriptas en las hojas móviles que cumplan con los requisitos indicados en la disposición D.P.J. N° 105/94, emitida por la Dirección de Personas Jurídicas de Tierra del Fuego.

NÓTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 11 – ACONTECIMIENTOS ECONOMICOS SIGNIFICATIVOS RECIENTES

A partir de comienzos de diciembre de 2001, las autoridades nacionales implementaron diversas medidas de carácter monetario y de control de cambios, que comprendían principalmente la restricción a la libre disponibilidad de los fondos depositados en las entidades bancarias y la imposibilidad práctica de realizar transferencias de fondos al exterior, con excepciones vinculadas al comercio exterior y otras transacciones autorizadas, las cuales se encuentran en algunos casos sujetas a la previa aprobación del Banco Central de la República Argentina (BCRA). Posteriormente, el Gobierno declaró el incumplimiento del pago de los servicios de la deuda externa y, el 6 de enero de 2002, el Congreso Nacional sancionó la ley N° 25.561 de Emergencia Pública y Reforma del Régimen Cambiario que implicó un profundo cambio del modelo económico vigente hasta ese momento y la modificación de la ley de convertibilidad vigente desde marzo de 1991, y que faculta al Poder Ejecutivo, entre otros aspectos, a sancionar medidas adicionales de carácter monetario, financiero y cambiario conducentes a superar la actual crisis económica en el mediano plazo.

El Decreto N° 71/2002 del Poder Ejecutivo y la Comunicación "A" 3425 y sus modificatorias, del Banco Central de la República Argentina ("BCRA"), establecieron un mercado de cambios "oficial", básicamente para exportaciones y ciertas importaciones y obligaciones financieras y otro "libre" para el resto de las operaciones. La paridad del mercado "oficial" fue establecida en 1,40 por dólar y la cotización del mercado "libre" al cierre del primer día de reapertura del mercado cambiario (11 de enero de 2002), que había estado suspendido desde el 23 de diciembre de 2001, osciló entre 1,60 y 1,70 pesos por cada dólar, tipo vendedor.

Posteriormente, se emitieron diversas normas, que introdujeron modificaciones adicionales a la nueva normativa vigente, entre las que cabe mencionar: la unificación del mercado cambiario en un mercado "libre", la pesificación de los depósitos en dólares mantenidos en instituciones financieras del país al tipo de cambio de 1,40 pesos por cada dólar, y de todas las obligaciones expresadas en dicha moneda, contraídas al 6 de enero de 2002 en el país, al tipo de cambio de 1 peso por cada dólar, la pesificación de las tarifas de los servicios públicos anteriormente pactadas en dólares y su posterior renegociación caso por caso, la autorización previa del BCRA para realizar ciertas transferencias al exterior por servicios de capital e intereses, la suspensión de los despidos sin justa causa que vencerá a principios de 2003 y la suspensión de las causales de disolución por pérdida del capital social y reducción obligatoria del mismo establecidas en la Ley de Sociedades Comerciales.

Cabe aclarar que en la elaboración de los estados contables la gerencia ha tenido especial consideración el espíritu de los Decretos 214/2002, 410/2002 y Resolución A3561 del BCRA (modificatoria de la A3507) en lo que se refiere a la moneda en la cual deben ser cancelados los pasivos en dólares estadounidenses. Sin embargo, las normas referidas generan diversas interpretaciones en cuanto al criterio de determinación de los pasivos que quedaron encuadrados en la pesificación de las deudas.

NOTA 11 - ACONTECIMIENTOS ECONOMICOS SIGNIFICATIVOS RECIENTES –Continuación

En este sentido, a la fecha de emisión de los presentes estados contables la empresa se encuentra en una etapa de negociación y/o finalización de la instrumentación (firma de los acuerdos definitivos) de algunos contratos y/o líneas de créditos. Eventualmente, la valuación y/o exposición podría diferir a la indicada en los presentes estados contables.

Teniendo en cuenta los comentarios vertidos en los párrafos anteriores y considerando las expectativas del desenvolvimiento de las negociaciones con las entidades financieras, la Dirección de la sociedad ha decidido registrar una previsión para contingencias financieras por la suma de $1millón, la cual no debería diferir en forma significativa del resultado final esperado. Dicha contingencia ha sido registrada con cargo a los resultados del ejercicio e incluida en los Resultados financieros y por tenencia – intereses reales -, siendo su contrapartida las previsiones para contingencias del pasivo corriente.

Al mismo tiempo la Empresa y su controlada mantienen créditos fiscales y reintegros a cobrar por la suma de $ 8,4 millones expuestos en el activo no corriente cuya recuperación futura depende tanto de las probabilidades del Estado Nacional en revertir la declaración de falta de pago de su deuda, así como también de la generación de ingresos sujeto a impuestos, los cuales se encuentran afectados por el marco de incertidumbre del Mercado Argentino en general.

La presente información complementaria expone todos los efectos derivados de las nuevas medidas económicas y cambiarias significativas conocidas a la fecha de emisión de los presentes estados contables. En tal sentido, la Dirección de la Sociedad ha efectuado sus estimaciones considerando dichas medidas, lo cual se expone en el siguiente apartado. Los efectos que medidas adicionales o complementarias futuras pudieran tener sobre la Sociedad, serán reconocidos contablemente cuando las mismas sean de conocimiento de la Dirección.

Las situaciones expuestas en los párrafos precedentes no permiten asegurar que el resultado final concuerde con los saldos registrados y/o expuestos contablemente por la compañía, por lo cual la información incluida en los estados contables y demás documentación relacionada, no contiene el impacto potencial que podría derivarse de la situación descripta en esta nota y por lo tanto debe ser analizada considerando tal circunstancia.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2002 Y 2001.

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 12 – PRESTAMOS BANCARIOS – RESTRICCIÓN A LA DISTRIBUCIÓN DE UTILIDADES

La Sociedad reestructuro un préstamo bancario con el Citibank N.A. por la suma de U$S 840.000, a un plazo de 28 meses con pago de intereses conforme la tasa LIBOR más un 6% en forma mensual. La contratación de este préstamo implica para la Sociedad el cumplimiento de ciertas condiciones y requisitos, especialmente aquellas referidas al mantenimiento de ciertas ecuaciones en sus estados contables medidos en forma trimestral, destacándose entre ellas las destinadas a medir la relación entre algunos pasivos y los intereses pagados, como así también el mantenimiento de limites en el endeudamiento contraído por la Compañía, el que no puede superar la suma de USS 25 millones. Por otra parte la Compañía se comprometió a no distribuir dividendos durante la vigencia del préstamo. Asimismo, en otras líneas de crédito la Sociedad se encuentra asumiendo otros compromisos habituales en este tipo de reestructuración. En opinión de la Dirección, la Sociedad esta cumpliendo con los pactos de endeudamiento referidos anteriormente.

NOTA 13 – RESULTADOS EXTRAORDINARIOS

Los resultados extraordinarios correspondientes al año 2001 obedecen a indemnizaciones abonadas durante el dicho ejercicio en concepto de reestructuración, a efectos de adecuar la dotación a los niveles de actividad de la compañía.